04050790

As filed with the Securities and Exchange Commission on December 7, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
DEC 8 2004
1086

FORM 1-A/A

REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

24-10098

COLUMBIA COMMERCIAL BANCORP
(Exact name of Issuer as specified in its charter)

OREGON	**6712**	**77-0587795**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123 (503) 693-7500
(Address and telephone number of principal executive offices and principal place of business)

Rick A. Roby
President and Chief Executive Officer
314 East Main St., P.O. Box 725
Hillsboro, Oregon 97123
(503) 693-7500
(Name, address, and telephone number of agent for service)

Copies of communications to:

Gordon E. Crim, Esq.
Foster Pepper Tooze LLP
601 S.W. Second Ave., Suite 1800
Portland, Oregon 97204

PROCESSED
DEC 13 2004
THOMSON FINANCIAL

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Exhibit Index is on page 98

PART 1 – NOTIFICATION

Item 1. Significant Parties

(a) Directors. The directors of Columbia Commercial Bancorp ("the Issuer") are listed below. The business address of each such person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123. The residence addresses of such persons are provided below.

Name	Residence Address
Rick A. Roby	600 SE 26 Ave. Hillsboro, OR 97123
Donald B. Kane	14239 NW Mason Hill North Plains, OR 97133
Anita M. Sharman	4000 NE 109th Ave., #187 Vancouver, WA 98682
Patrick J. Culligan	5910 SW Snowberry Crt. Hillsboro, OR 97123
John M. Godsey, Jr.	3076 SE Oak St. Hillsboro, OR 97123
Martin D. Quandt	8328 SW Chevy Pl. Beaverton, OR 97008
John C. Richards	15250 SW Heron Crt. Beaverton, OR 97007
Joseph (Ted) Rose	16255 SW Holly Hill Rd. Hillsboro, OR 97123
James (Ed) Wagenblast	22344 NW Gillihan Rd. Portland, OR 97231

(b) Executive Officers. The executive officers of Columbia Commercial Bancorp and it subsidiary, Columbia Commercial Bank, are listed below. The business address of each such person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123. The residence addresses of such persons are provided below.

Name	Residence Address
Rick A. Roby President and CEO	600 SE 26 Ave. Hillsboro, OR 97123
Randy V. Blake Vice President, CFO	6285 SW Timberland Place Beaverton, OR 97007-7831
Frederick S. Johnson Executive Vice President, Senior Loan Officer	1520 NE Grant Street Hillsboro, OR 97124

(c) **Issuer's General Partners.** Not Applicable.

(d) and (e) Principal Shareholders. The full names, business and residential addresses of the record and beneficial owners of 5 percent or more of the Issuer's equity securities are listed below:

Name	Residence Address	Business Address
Beverly Quandt	6029 NW Alfalfa Drive Portland, OR 97229	N/A
James (Ed) Wagenblast	22344 NW Gillihan Rd. Portland, OR 97231	P.O. Box 5187 Aloha, OR 97006
Rick A. Roby	600 SE 26 Ave. Hillsboro, OR 97123	314 East Main St., P.O. Box 723 Hillsboro, OR 97123

(f) Promoters of the Issuer. Each of the Issuer's current directors was also a promoter. In addition thereto, two of the Issuer's former directors, Yvette Noble Hagen and Randy C. Lederbrand, were also promoters, in that they assisted with the bank's organization in 1997. These persons are no longer affiliated with the Issuer.

Name	Residence Address	Business Address
Yvette Noble Hagen	700 SW Cornelius Pass Rd. Hillsboro, OR 97123	N/A
Randy C. Lederbrand	20011 NW Phillips Rd. Hillsboro, OR 97124	N/A

(g) Affiliates of the Issuer. Columbia Community Bank and Columbia Commercial Statutory Trust I are wholly-owned subsidiaries of Columbia Commercial Bancorp. The business address of these affiliates is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123.

(h) Legal Counsel. Foster Pepper Tooze LLP, 601 S.W. Second Avenue, Portland, Oregon 97204, has advised the Issuer in connection with certain banking and securities aspects of the offering.

(i) The Underwriter with Respect to Offering. D. A. Davidson & Co. will act as placement agent on a best efforts basis with respect to the offering within the meaning of Section 2(a)(11) of the Securities Act of 1933, as it will offer or sell for the Issuer in connection with the distribution of securities. D. A. Davidson's business address is 8 Third Street North, Great Falls, Montana 59401.

(j) **The Underwriter's Directors.** The directors of D. A. Davidson & Co. are as follows. The business and residence addresses of such persons of are provided below.

Name	Residence Address	Business Address
Brenda Berg	10416 SE 22nd Street Bellevue, WA 98004	7530 164th Avenue, Ste A215 Redmond, WA 98052
Andrew Davidson	2725 Ivy Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Ian Davidson	325 Flood Road Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Arvid J. Grier	4687 225th Avenue SE Sammamish, WA 98075	701 5th Avenue, Ste. 3100 Seattle, WA 98104
William Johnstone	219 Third Avenue North Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Kreg Jones	1120 23rd Avenue SW Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Bob Magnuson	5800 145th Avenue SE Bellevue, WA 98006	701 5th Avenue, Ste. 3100 Seattle, WA 98104
Gerald Meyer	415 Riverview Ct. Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Thomas Nelson	6 Spring Ridge Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Doug Nichols	5126 NE 42nd Street Seattle, WA 98105	701 5th Avenue, Ste. 3100 Seattle, WA 98104
John Rogers	4214 SW 34th Avenue Portland, OR 97201	Two Centerpointe Drive, Ste. 400 Lake Oswego, OR 97035
Daren Shaw	2115 Peregrin Court West Linn, OR 97068	Two Centerpointe Drive, Ste. 400 Lake Oswego, OR 97035
Garry Shea	2015 E. Pinecrest Rd. Spokane, WA 99203	221 N. Wall Street, Ste. 400 Spokane, WA 99201
Tracy Swanson	P.O. Box 154 Big Horn, WY 82833	2 North Main St., Ste. 102 Sheridan, WY 82801
Ronald Tschetter	300 40th Avenue South, #28 Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Arlene Wilson	1-16th Avenue South Great Falls, MT 59405	8 Third Street North Great Falls, MT 59401

(k) The Underwriter's Officers. The executive officers of D. A. Davidson & Co. are as follows. The business address of each such person is 8 Third Street North, Great Falls, MT 59401. The residence addresses of such persons are provided below.

Name	**Residence Address**
Ronald Tschetter	300 40th Avenue South, #28 Great Falls, MT 59404
Mary L. Brennan-Dutro	3009 Fourth Avenue North Great Falls, MT 59405
Lawrence T. Martinez	80 Gannon Drive Great Falls, MT 59404

(l) Underwriter's general partners. Not Applicable.

(m) Counsel to the Underwriter. Lawrence T. Martinez, Esq., General Counsel to Davidson Companies, 8 Third Street North, Great Falls, Montana 59401, will serve as counsel to D. A. Davidson & Co.

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.

(b) Not Applicable.

Item 3. Affiliate Sales

Not Applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) D.A. Davidson & Co., as placement agent, will offer and sell shares on a best efforts basis pursuant to a Placement Agent Agreement dated as of November 1, 2004. D.A. Davidson & Co. will offer and sell shares in the states of Colorado, Idaho, Montana, Oregon, Washington and Wyoming. The securities have been or will be registered in those states, unless an exemption from registration applies. The shares will be offered through Davidson's investment consultants through mailing of the offering circular to, and through direct communication with, prospective subscribers.

(b) The Issuer will offer and sell shares exclusively to its existing shareholders in the following states: Florida, Missouri, New Jersey and Texas. The Issuer will offer and sell shares to existing shareholder and the general public in Colorado, Ohio, Oregon and Washington. The securities have been or will be registered in those states, unless an exemption from registration applies. The shares will be offered by the Issuer's Chief Executive Officer, Rick Roby, and Chief Financial Officer, Randy Blake on a best-efforts basis, through mailing of the offering circular and direct communication with prospective subscribers. Mr. Roby and Mr. Blake will not receive any bonus, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) During the 12 months preceding the filing of this Form 1-A Offering Statement, the Issuer has not sold any shares of its common stock. No stock options have been exercised.

The Issuer has issued within the past 12 months an aggregate of 1,880 restricted shares of its common stock pursuant to the Issuer's 2004 Stock Incentive Plan. These shares were issued to Issuer's directors of the Issuer in lieu of an annual retainer for service as directors. The fair market value of each share of the common stock as of the date of issuance was $15.00, as determined by the board of directors based on recent prices paid in private transaction in the Issuer's stock. The following individuals received shares pursuant to the plan, each of whom is a director of the Issuer:

Donald B. Kane	Martin D. Quandt
Anita M. Sharman	John C. Richards
Patrick J. Culligan	Joseph (Ted) Rose
John M. Godsey, Jr.	James (Ed) Wagenblast

(b) Within the past 12 months, no shares of the Issuer's common stock were sold by or for the account of any person who was a director, officer, promoter or principal security holder of the Issuer or was an underwriter of any securities of the Issuer.

(c) The shares issued as described in (a) above were issued pursuant to the Rule 701 exemption from registration under the Securities Act of 1933. The Issuer was eligible to rely on this exemption because (i) the Issuer is not subject to reporting requirement of section 13 or 15(d) of the Securities Exchange Act of 1934, (ii) the issuance was pursuant to a written compensatory benefit plan for the participation of employees and directors, a copy of which was provided to the participants, and (iii) the amount of securities offered in reliance on Rule 701 during any consecutive 12-month period did not exceed the limitations in Rule 701(d)(2).

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

On July 9, 2004, the Issuer distributed a letter to its shareholders and a separate letter to other persons who are customers of Issuer, indicating Issuer's contemplation of conducting an offering of securities and soliciting indications of interest. Such letters were substantially in compliance with Rule 254. Copies of such letters were submitted to the Commission on August 9, 2004 following discussion with the Commission staff.

OFFERING CIRCULAR

COLUMBIA COMMERCIAL BANCORP
P.O. Box 725, 314 E. Main St.
Hillsboro, Oregon 97123-0725
(503) 693-7500

A Maximum of $5,000,000 (250,000 Shares of Common Stock at $20.00 Per Share)
(No minimum offering amount)

COLUMBIA COMMERCIAL BANCORP is offering 250,000 shares of its common stock to existing shareholders and the public at $20.00 per share. Of these shares, D.A. Davidson & Co, acting as placement agent on a best efforts basis, may sell 125,000 shares and may sell the balance of any shares not sold directly by Columbia Commercial Bancorp within the first 24 days of the offering. The offering will commence as of the date of this Offering Circular and expire 30 days later, unless we terminate it earlier or extend it, for up to two additional 30-day periods.

The minimum purchase for new shareholders is 1,000 shares. There is no minimum purchase amount for existing shareholders and employees of Columbia Commercial Bancorp and Columbia Community Bank. The maximum investment limit is the number of shares that, when added to the purchaser's existing beneficial ownership of Columbia Commercial Bancorp stock, would equal five percent of shares outstanding prior to the offering.

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $5,000,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- We are selling a portion of the offered shares directly, and no commissions will be paid in connection with such sales;
- A portion of the offered shares will be sold by our placement agent, and a commission will be paid in connection with such sales;
- There is no active trading market for our shares, and trading is limited to private transactions; and
- We have subjectively established the offering price of $20.00 per share based on a recent independent professional evaluation and the sales prices in the limited recent trading of our stock.

An investment in these securities involves risk, including the possible loss of principal. See "RISK FACTORS" on page 3 of this Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer (1) (2)
Per Common Share	$20.00	$1.40	$18.60
Maximum Offering	$5,000,000	$175,000	$4,825,000

(1) D.A. Davidson & Co. will receive a 7% commission in connection with shares sold by it in the offering. This table reflects the assumption that D.A. Davidson & Co. will sell 125,000 of the shares offered. The actual number of shares sold cannot be accurately predicted.

(2) Proceeds are calculated before deducting estimated expenses of the offering of approximately $150,000, including filing fees, legal and accounting fees, printing and other miscellaneous expenses payable by Columbia Community Bancorp.

The date of this Offering Circular is __________, 2004.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS. THESE SECURITIES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FDIC NOR HAS THE FDIC OR ANY OTHER FEDERAL OR STATE AGENCY PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

No agent or officer of the Columbia Commercial Bancorp or Columbia Community Bank, or any other person, has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such information and representations should not be relied upon as having been authorized by Columbia Commercial Bancorp.

Neither the delivery of this Offering Circular nor any sale hereunder shall under any circumstances create an implication that there has been no change in the affairs of Columbia Commercial Bancorp since the date hereof.

In deciding whether or not to invest in the securities offered, you should rely on your own examination of Columbia Commercial Bancorp and the terms of the offering, including the merits and risks involved.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. We are offering these securities only to residents in the states of Colorado, Idaho, Montana, Ohio, Oregon, Washington, and Wyoming. In the states of Florida, Missouri, New Jersey, and Texas, these securities are offered only to residents who are existing shareholders. This Offering Circular shall not constitute a valid offer of our securities to any other person.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of our stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular. Prospective purchasers are urged to carefully read the entire Offering Circular before making a decision to purchase our common stock.

The Offering

Common Stock Offered..	250,000 shares
Price	$20.00 per share
Common Stock to be Outstanding After the Offering......	722,784 shares (assuming all shares offered are sold and no stock options are exercised)
Minimum Subscription..	**New shareholders must subscribe for a minimum of 1,000 shares.** **Existing shareholders** and **employees** of Columbia Commercial Bancorp or Columbia Community Bank do not have a minimum subscription amount.
Maximum Subscription	No subscription will be accepted to the extent that it causes the subscriber to own or control, following the offering, more than 23,639 shares (an amount equal to 5% of our outstanding shares prior to the offering). See "TERMS OF THE OFFERING."
How to Subscribe from Columbia Commercial Bancorp..	To purchase shares in the offering directly through us, you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it, along with a check made payable to "Columbia Commercial Bancorp" for the full subscription amount to us at the address listed on the front page of the Offering Circular. **Important: Payment of the full subscription price for shares must be included with the Subscription Agreement.**
How to Subscribe from D.A. Davidson & Co.	To purchase shares in the offering through D.A. Davidson & Co., you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it to D. A. Davidson in the pre-addressed envelope.
Expiration of Offering...	The offering will expire 30 days after the date of this Offering Circular, unless we terminate it earlier or extend it for up to two additional 30-day periods.
Use of Proceeds..	To payoff existing debt and provide capital to the bank. See "USE OF PROCEEDS."
Investment Risks to be Considered	An investment in our shares involves certain risks. See "RISK FACTORS."

About Columbia Commercial Bancorp and Columbia Community Bank

Columbia Commercial Bancorp is an Oregon corporation formed in February 2002 for the purpose of being a holding company of Columbia Community Bank, an Oregon state chartered bank that commenced operations in April 1999. Columbia Commercial Bancorp is headquartered in Hillsboro, Oregon at the main office of the bank, and conducts all of its operations through the bank. The bank also has branch offices in Forest Grove and Beaverton, Oregon.

At September 30, 2004, we had consolidated total assets of approximately $121.0 million, liabilities of approximately $114.2 million, net loans of approximately $96.2 million, deposits of approximately $81.7 million, and shareholders' equity of approximately $6.8 million.

The bank offers a variety of financial products to small and medium-sized businesses, professionals and individual customers. Our strategy is to operate with low overhead expenses by focusing on those financial products most commonly demanded by customers, thereby offering products and services at competitive rates. The bank offers checking, savings and money market accounts, Individual Retirement Accounts, time certificates of deposit, and commercial and consumer loans. The bank also offers variable-rate real estate loans for commercial and residential properties, and fixed-rate residential real estate loans, including first mortgage loans and home equity loans, through a third-party mortgage lender.

Columbia Community Bank maintains a web site at www.columbiacommunitybank.com which contains additional information about the products and services offered, and which allows bank customers to conduct Internet banking transactions. Information contained on or that can be accessed through a website does not constitute a part of this Offering Circular.

See "BUSINESS" for a more complete description of our business.

RISK FACTORS

An investment in our shares involves certain risks. In addition to the other information contained in this Offering Circular, anyone considering investing in our shares should read and carefully consider the following, which is a list of all material risks:

We have subjectively set the offering price, and the price may not reflect the actual value of the shares. As a result, the price in this offering may be greater than the actual value of the shares.

We have established the offering price of $20.00 per share based on an independent professional evaluation and the price of recent, though sporadic, trades in the stock. For a description of the factors considered by our board in establishing the offering price. See "TERMS OF THE OFFERING – The Offering Price." There can be no assurance that the offering price indicates the actual market value of the stock, or that shareholders will be able to sell their shares at or above the offering price.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered, which could affect our future growth.

We have not set a minimum number of shares that must be sold in order for the offering to close. No escrow arrangements have been made with respect to the offering. Thus, subject to the acceptance of subscriptions (see "TERMS OF THE OFFERING – Company Discretion"), subscription funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. There can be no assurance that the maximum 250,000 shares will be sold, or that any particular amount of proceeds will be raised in the offering. We intend to use the proceeds to repay a $1.5 million line of credit we have with U.S. Bank, N.A., and to contribute the remainder of the proceeds to the bank so that it remains "well-capitalized" for regulatory purposes (see "USE OF PROCEEDS"). If sufficient proceeds are not raised, we may not be able to fully repay the line of credit following the offering. Also, we may contribute proceeds to the bank, prior to fully repaying the line of credit, if we determine that the proceeds are needed to maintain the bank as "well-capitalized." If the line of credit remains outstanding, we will continue to be subject to a loan covenant that requires us to obtain permission before issuing additional trust preferred securities, which may affect our ability to raise additional capital and could affect our future growth.

You may have difficulty selling your shares because of there is currently no market for the stock.

Our shares are not listed on any stock exchange and there is very little trading activity in the stock. Following completion of the offering, Davidson is expected to post quotes for our stock on the OTC Bulletin Board (the "OTCBB") maintained by the National Association of Securities Dealers (the "NASD"). We cannot make any assurances as to when or if such quotes will be available. Isolated transactions between individuals occur from time to time. We do not know whether significant trading activity will take place for several years, if at all. We cannot assure you that private sales can be negotiated at acceptable prices. Accordingly, you should consider this as a long-term investment and be prepared to hold the shares for an indefinite period of time.

You will likely not receive cash dividends on the shares.

We have never paid a cash dividend and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of the bank. Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to Columbia Commercial Bancorp. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation - Dividends." We are currently subject to a covenant associated with a line of credit we have with US Bank, N.A. which restricts our ability to pay dividends. Although we anticipate paying off the line of credit with the proceeds from this offering (see "USE OF PROCEEDS"), we may not receive sufficient proceeds to do so, in which case our ability to pay dividends will continue to be restricted.

Our marketing is focused on small businesses, which involve special risks.

Our focus on small- and medium-sized businesses involves special risks to the extent that smaller companies may have shorter operating histories, less sophisticated internal record keeping and financial planning capabilities, and greater debt-to-equity ratios than larger companies. These factors increase the difficulty in accurately assessing credit risks. Such borrowers are more susceptible to economic declines, with the result that loans to such borrowers may be riskier than loans to larger commercial borrowers.

We compete with many other financial institutions that have greater resources.

Our business operates in a highly competitive banking environment, competing with a number of banks, savings and loan associations, credit unions and other financial institutions which possess greater financial resources than we do, some of which have offices in the immediate vicinity of the bank. By virtue of their capital, such institutions have substantially greater lending limits than we do and perform certain functions for their customers that we do not offer. Moreover, most depositors and loan customers currently have established banking relationships with other financial institutions. We cannot be certain that we will continue to be able to attract and retain customers from other financial institutions. Further, many non-bank competitors, such as credit unions, mutual funds and investment brokers, are not subject to the same regulatory burdens as banks. Credit unions, for example, are not subject to corporate income taxation, and are not required to comply with Community Reinvestment Act requirements, which increase the costs of operations of banks.

Columbia Community Bank utilizes certain non-retail funding sources that can result in higher interest expenses and increased volatility.

The bank utilizes several funding sources, including certificates of deposits issued through brokers and Federal Home Loan Bank borrowings to support asset growth. The use of these so-called "non-core" deposits and borrowings can result in higher interest expenses and increased volatility in our liquidity position. At September 30, 2004, the bank's brokered deposits totaled $4.1 million, which is approximately 5% of our total deposits.

Due to our high concentration of loans secured by real estate, a downturn in the real estate market, for any reason, could hurt our business.

At September 30, 2004, 69.1% of the bank's loan portfolio consisted of loans secured by real estate. These real estate-secured loans are concentrated in the Washington County, Oregon, area, which includes Hillsboro and Beaverton. A downturn in the local economy could have a material adverse effect on a borrower's ability to repay these loans due to either loss of borrower's employment or a reduction in borrower's business. Further, such reduction in the local economy could severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing our loans could be reduced. The bank's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

If we cannot attract deposits, our growth may be inhibited.

We plan to increase significantly the level of our assets, including the bank's loan portfolio. Our ability to increase our assets depends in large part on the bank's ability to attract additional deposits at competitive rates. At September 30, 2004, the bank had a loan-to-deposit ratio of 118%. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. An inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory changes may cause the bank's capital to fall below requirements for "well-capitalized" status.

Recent changes in generally accepted accounting principles (GAAP) have raised the issue of whether trust preferred securities should be included in calculating the bank's Tier 1 capital for bank regulatory purposes. See "SUPERVISION AND REGULATION – Capital Adequacy" for information on capital ratios. Under proposed rules by the Federal Reserve, trust preferred securities would continue to be included as Tier 1 capital, and would continue to be limited to 25% of Tier 1 capital. If different rules are adopted which do not permit trust preferred securities to be included in Tier 1 capital, we may no longer be deemed "well capitalized" for regulatory purposes and could be subject to increased FDIC insurance rates and regulatory restrictions.

TERMS OF THE OFFERING

General

We are offering up to 250,000 shares of Columbia Commercial Bancorp common stock at a price of $20.00 per share. The offering is being conducted by subscription through D. A. Davidson & Co. ("Davidson"), a registered broker-dealer and investment banking firm, acting as placement agent on a best efforts basis, as well as by subscriptions through our Chief Executive Officer, Rick Roby, and Chief Financial Officer, Randy Blake. The offering will be conducted on a first-come-first-serve basis, subject to our discretion to reject subscriptions.

The offering will commence as of the date of this Offering Circular (as stated at the bottom of the front cover of the Offering Circular) and terminate 30 days later. In our sole discretion, we may decide to terminate the offering earlier, or to extend it, for up to two additional periods of 30 days each.

Unless you are an existing shareholder of Columbia Commercial Bancorp or an employee of Columbia Commercial Bancorp or Columbia Community Bank, you must subscribe for a minimum of 1,000 shares ($20,000). There is no minimum subscription amount for existing shareholders or for employees of Columbia Commercial Bancorp or Columbia Community Bank.

The maximum permitted investment is described below under "—Maximum Subscription Amount."

Plan of Distribution

We will offer and sell a portion of the shares in the offering (the "Company Offered Shares") to our current shareholders, employees, and other persons, including current or former customers of the bank through our Chief Executive Officer and Chief Financial Officer. No commission, fee, or other compensation will be paid to these officers or any other person in connection with the offer and sale of the Company Offered Shares. For the first 24 days following the date of this Offering Circular, we will have the exclusive right to offer and sell up to 125,000 shares, after which date any of those shares that remain unsold may be offered and sold by Davidson and will be subject to Davidson's commission.

As described immediately below, Davidson will also offer and sell shares in the offering (the "Davidson Offered Shares") and will receive a commission in connection with such sales.

Placement Agent Agreement – D.A. Davidson

We have entered into a Placement Agent Agreement with Davidson with respect to a portion of the shares to be offered and sold in the offering. Davidson will offer and sell shares to its customers and the general public on a "best efforts" basis. Davidson has the right to sell up to 125,000 shares on an exclusive basis, and to sell, on a first-come-first-serve basis, additional shares offered but not sold by the Company within the first 24 days following the date of this Offering Circular. Neither the number of Davidson Offered Shares that will be sold in the offering, nor the percentage of Davidson Offered Shares that will be sold relative to the number of Company Offered Shares that will be sold, can be accurately predicted.

Davidson will receive a commission equal to seven percent (7%) of the gross proceeds of all sales that it generates through the sale of Davidson Offered Shares. Davidson will also be reimbursed for out-of-pocket expenses up to a maximum of $10,000. In addition thereto, we will reimburse Davidson for certain other expenses, including any fees and expenses incurred by Davidson related to state securities filings and filings with the National Association of Securities Dealers, and other expenses jointly determined by us and Davidson to be outside the expected scope of the expense allowance. Davidson will not receive a retainer, and it will not receive any commission or other compensation in connection with shares sold directly by

Columbia Commercial Bancorp. The Placement Agent Agreement also provides that Davidson will have the right to act as our selling agent in the event we participate in an offering of trust preferred securities at any time within one year following the offering.

We and Davidson have agreed to indemnify each other against liabilities related to material misstatements or omissions in this offering circular that result from information that we are each, respectively, providing for inclusion in this offering

The Placement Agent Agreement requires us to obtain Davidson's permission before selling any other securities of the Company (except for issuing stock or options pursuant to our stock option plan or stock incentive plan) within 180 days after the date of the Placement Agent Agreement.

The Offering Price

In determining that the shares should be offered at a price of $20.00 per share, our board of directors considered a number of factors, including prices at which our shares were traded in recent, though sporadic transactions of which we are aware, and the results of an evaluation performed by an independent consultant, Alex Sheshunoff & Co ("Sheshunoff"). Sheshunoff's evaluation considered the following factors: Columbia Community Bank's historical earnings since its opening; the bank's future prospects; the book value per share of outstanding common stock; and the trading prices of stock of other similarly situated financial institutions. Sheshunoff's evaluation was produced for the board's internal considerations. Sheshunoff has not given an opinion as to the fairness of the offering price.

How to Subscribe

A subscription constitutes a continuing offer by the subscriber to purchase the indicated shares at the offering price until such time as the subscription is accepted or a notice of rejection is given by the Company.

If subscribing directly with Columbia Commercial Bancorp:

If you are subscribing for shares offered to you directly by Columbia Commercial Bancorp, complete and sign the enclosed Columbia Commercial Bancorp Subscription Agreement and send it with full payment for the shares subscribed to us in the enclosed envelope that is pre-addressed to us.

We will hold subscription funds, pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction.

If subscribing through D.A. Davidson & Co:

If you are subscribing for shares offered to you by Davidson, complete and sign the enclosed Davidson Subscription Agreement and send it in the enclosed pre-addressed envelope to Davidson. Davidson will remit subscription funds on the day following its receipt of such funds to Columbia Commercial Bancorp, which will hold such funds, pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction.

Company Discretion to Accept or Reject Subscriptions

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. **We may, in our absolute and sole discretion, reject the subscription of any person, whether such person is currently a Columbia Commercial Bancorp shareholder or not.**

In exercising our discretion we may consider, among other things:

- Whether or not the subscriber is a Columbia Community Bank customer;
- Whether or not the subscriber is a resident of our primary market area;
- Whether or not the subscriber is a resident of the State of Oregon, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents and whether, in our sole discretion, compliance with any such restrictions or payment of any such costs is unduly burdensome; and
- The number of shares for which the subscriber has subscribed. The minimum purchase requirement of 1,000 shares has been established, among other reasons, in order to avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with small individual holdings. Additionally, we desire to maintain fewer than 500 shareholders of record, so that we are not subject to the periodic reporting and certain other requirements of the Securities Exchange Act of 1934. We also may reject subscriptions, in whole or in part, to prevent a shareholder from acquiring an ownership position of more than 5% of the outstanding shares.

Subject to our absolute discretion, and the factors described above, we will attempt to honor subscriptions on a "first come, first served" basis.

Minimum Purchase Requirements for New Shareholders

We have established the minimum purchase requirement of 1,000 shares for new shareholders for the reasons described above under "Company Discretion to Accept or Reject Subscriptions."

Maximum Subscription Amount

We will not accept a subscription to the extent that the amount subscribed for would cause the subscriber to own, following the completion of the offering, more than 23,639 shares. This number of shares equals 5% of the total number of outstanding shares prior to the offering (472,784 shares). If we receive a subscription that would, if accepted, cause the subscriber to exceed 23,639 shares, we intend to accept the subscription only to the extent that such limit is not exceeded, and any excess subscription funds will be returned, without interest, to the subscriber.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, not later than 5:00 p.m. on the date 30 days after the date of this Offering Circular (as printed at the bottom of the front cover of the Offering Circular), unless the offer is terminated earlier or extended, for up to two additional periods of 30 days each, by us in our sole discretion.

Subscription Funds

We will hold subscription funds (whether received in connection with Company Offered Shares or Davidson Offered Shares), pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. We may accept subscriptions at any time and from time to time, following which the funds will be transferred from the segregated account to our general funds.

If a subscription is rejected for any reason, subscription funds will be promptly returned by us to the subscriber, without charge or deduction.

Commissions

As described above, no commissions, fees, or other remuneration will be paid to any of our directors, officers or employees, or to any other persons or entities, for selling the Company Offered Shares in this offering. Also as described above, Davidson will receive a commission in connection with Davidson Offered Shares sold in the offering.

Delivery of Acknowledgment of Stock Purchase

Pursuant to our bylaws, the stock issued will not be represented by a stock certificate. As soon as practicable following acceptance of a subscription, we will send the subscriber an acknowledgement indicating the number of shares which the subscriber has purchased and the restrictions on transfer of those shares.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other existing shareholders and employees. As a group, our directors and executive officers currently, beneficially own 143,965 outstanding shares (30.45% of the currently outstanding shares). Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 38,750 shares, subject to availability, although there is no obligation for them to actually purchase these shares or limitation on the number of shares which they may purchase. Assuming that they purchase this number of shares, they will own in the aggregate 19.92% of the then-outstanding shares (assuming full subscription of this offering and not including shares that such persons could purchase upon the exercise of stock options). See "MANAGEMENT – Stock ownership of directors and executive officers."

DILUTION

Our net tangible book value at September 30, 2004 was $6.75 million, or $14.29 per share. Net tangible book value per share is determined by dividing our stockholders' equity (excluding unrealized gains on investment securities) by the number of shares outstanding. Without taking into account any changes in such net book value after September 30, 2004, other than to give effect to the sale of 250,000 shares offered by us in this offering (after deducting estimated offering expenses payable by us), the pro forma net tangible book value of the outstanding shares at September 30, 2004 would have been $11.43 million or $15.81 per share. This represents an immediate increase in net book value to present shareholders of $1.52 per share and an immediate dilution to new investors of $4.19 per share. The following tables illustrate the dilution on a per-share basis, assuming 100%, 75%, 50%, 25%, and 10% of the offering is subscribed:

	Assumes 100% of maximum offering proceeds	Assumes 75% of maximum offering proceeds	Assumes 50% of maximum offering proceeds	Assumes 25% of maximum offering proceeds	Assumed 10% of maximum offering proceeds
Number of Shares offered or assumed to be sold (1)	250,000	187,500	125,000	62,500	25,000
Gross proceeds	$5,000,000	$3,750,000	$2,500,000	$1,250,000	$500,000
Expenses and commissions	$325,000	$281,250	$237,500	$193,750	$167,500
Net proceeds from the stock offering	$4,675,000	$3,468,750	$2,262,500	$1,056,250	$332,500
Net tangible book value at September 30, 2004	$6,755,000	$6,755,000	$6,755,000	$6,755,000	$6,755,000
Net proceeds from the stock offering	$4,675,000	$3,468,750	$2,262,500	$1,056,250	$332,500
Pro forma net tangible book value at September 30, 2004	$11,430,000	$10,223,750	$9,017,500	$7,811,250	$7,087,500
Number of shares outstanding at September 30, 2004	472,784	472,784	472,784	472,784	472,784
Pro forma number of shares outstanding at September 30, 2004	722,784	660,284	597,784	535,284	497,784
Offering price per share	$20.00	$20.00	$20.00	$20.00	$20.00
Net tangible book value per share prior to offering	$14.29	$14.29	$14.29	$14.29	$14.29
Increase in net tangible book value per share attributable to new investors	$ 1.52	$ 1.19	$ 0.79	$ 0.30	(0.05)
Pro forma net tangible book value per share after Offering	$15.81	$15.48	$15.08	$14.59	$14.24
Dilution per share to new investors	$ 4.19	$ 4.52	$ 4.92	$ 5.41	$ 5.76

(1) Assumes Davidson sells half of the total shares sold in the offering.

Based on the stated intentions of directors and officers to purchase shares in this offering and Davidson's experience in offering community bank or holding company stock to its customers, we do not consider it a reasonable possibility that only 10% of the offered shares will be sold. Assuming sale of 25% or more of the shares, existing shareholders will not experience net book value dilution of their shares as a result of the offering. Existing shareholders will experience a dilution in their respective ownership percentages of Columbia Commercial Bancorp to the extent that such persons do not purchase shares in the offering, and to the extent of the sale of Columbia Commercial Bancorp shares to new shareholders.

Prices paid by Insiders in prior three years

In January 2004, each non-employee director was granted 235 shares of restricted stock under the 2004 Stock Incentive Plan, in lieu of the director's annual retainer of $3,523 for director services. In the aggregate, we issued 1,880 shares of restricted stock to the directors. The number of shares granted was based on the board's determination that the fair market value for the stock was $15.00 per share based on a review of prices paid in recent private transactions in the stock of which we were aware.

Only one of our officers and none of our directors has engaged in private transactions in our stock within the last three years. On January 23, 2003, Mr. Randy Blake purchased 500 shares at $14.75 per share, on May 12, 2003, he purchased 2,500 shares at $15.00 per share, and on June 10, 2003, he purchased 4,000 at $15.00 per share.

Pursuant to our 1999 Combined Incentive and Nonqualified Stock Option Plan, directors and officers have been granted options to purchase our common stock at exercise prices based on the board's determination of fair market value as of the date of the stock option grant. The exercise prices at which options have been granted over the past three years have ranged from $10.63 to $11.48 per share. There are currently options outstanding to purchase 67,000 shares with a weighted average exercise price of $10.18 per share. Executive officers and directors held options to purchase 58,000 shares. See "MANAGEMENT – Stock Options" for a list of options held by directors and executive officers.

The number of shares authorized for issuance upon exercise of outstanding options and available for future growth to the employees, directors, and other affiliates will not exceed fifteen percent (15%) of the total number of shares outstanding at the completion of this offering. In accordance with securities regulations in certain states in which we are conducting this offering, we have undertaken to not increase the number of shares available for option grants for a period of one year following commencement of the offering.

The following table demonstrates dilution to new shareholders assuming all outstanding options were exercised at September 30, 2004:

	Assumes 100% of maximum offering proceeds (1)	Assumes 75% of maximum offering proceeds (1)	Assumes 50% of maximum offering proceeds (1)	Assumes 25% of maximum offering proceeds (1)	Assumes 10% of maximum offering proceeds (1)
Proforma net tangible book value per share prior to offering	$ 13.78	$ 13.78	$ 13.78	$ 13.78	$ 13.78
Proforma net tangible book value per share after offering	$ 15.34	$ 15.00	$ 14.59	$ 14.10	$ 13.76
Amount of increase (decrease) in net tangible book value per share after offering	$ 1.56	$ 1.22	$ 0.81	$ 0.32	$ (0.02)
Dilution per share to new investors	$ 4.66	$ 5.00	$ 5.41	$ 5.90	$ 6.24

(1) Assumes Davidson sells half of the total shares sold in the offering

USE OF PROCEEDS

The net proceeds from the sale of shares offered by Columbia Commercial Bancorp (assuming that (i) all 250,000 shares offered by means of this Offering Circular are sold, and (ii) that of such amount, 125,000 shares are sold by Davidson) are estimated to be $4,675,000 after deducting estimated commissions and expenses of the offering of approximately $325,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares is not subscribed in this offering. As a consequence, there can be no assurance that the maximum gross proceeds of $5 million, or any other amount, will be attained. See the table under "DILUTION" for information on the anticipated gross and net proceeds from the offering assuming that 100%, 75%, 50%, 25%, and 10% of the offering is sold.

We intend to use the net proceeds from this offering first to repay indebtedness under a line of credit with U.S. Bank, N.A. If the net proceeds from this offering are less than $1.5 million, we will only payoff the line of credit to the extent of our net proceeds. We reserve the right to not payoff the balance of the line of credit if following the offering we determine that proceeds are needed to maintain the bank as "well-capitalized" for regulatory purposes. See "MANAGEMENT DISCUSSION & ANALYSIS – Capital" and "SUPERVISION AND REGULATION – Capital Adequacy."

We borrowed $1.5 million under the line of credit in anticipation of this offering to support continued extension of loans while maintaining the bank as "well-capitalized" for regulatory purposes. The line of credit bears interest at the U.S. Bank Prime Rate, and matures on March 31, 2009, subject to requirements to reduce principal by $150,000 annually starting June 2007.

All proceeds in excess of the amount used to repay the indebtedness to U.S. Bank, N.A. will be contributed to the capital of Columbia Community Bank. The additional capital will enable the bank to remain "well capitalized" for regulatory purposes. An increase in the bank's capital also has the effect of increasing the bank's legal lending limits. With regard to Columbia Community Bank's legal lending limits, see "BUSINESS – Columbia Community Bank – Lending Activities." The bank may hold the cash proceeds in reserve or use the cash proceeds to invest in other assets, such as loans to customers, investment securities, and facilities and equipment. However, the bank has not made specific plans to allocate these capital resources. No major capital expenditure, other than repayment of the line of credit, is currently contemplated. The opening of the new branch in January 2005 will not require the use of proceeds from this offering. If the bank opens additional branches in the future, the bank may use the proceeds to purchase property and equipment associated with the branches; however, the bank does not currently have plans to do so.

CAUTIONARY NOTE: FORWARD-LOOKING INFORMATION

The following discussion includes forward-looking statements that implicitly and explicitly include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans. Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the "Risk Factors" section starting on page 3 of this Offering Circular. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this offering circular, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus are expressly qualified by these cautionary statements.

BUSINESS

Columbia Commercial Bancorp

Overview

Columbia Commercial Bancorp was incorporated on February 15, 2002 to be a holding company for Columbia Community Bank, an Oregon state-chartered bank that commenced operations in 1999. We had consolidated total assets of approximately $121 million at September 30, 2004. The company's office is located at the bank's main office in Hillsboro, Oregon. The company does not engage in any substantial activities other than acting as a bank holding company for Columbia Community Bank. As a community bank with local ownership, local decision-making and other personalized services, the bank offers an alternative to large financial institutions. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to engage in permissible non-bank activities that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION." We have a business trust subsidiary, Columbia Commercial Statutory Trust I, the sole purpose of which is to hold subordinated debentures issued by the holding company for financing purposes. The trust, in turn, has issued equity securities (known as trust preferred securities) to other investors, the proceeds of which qualify for regulatory purposes as primary capital.

Market for Common Equity and Related Stockholder Matters

There is not an active trading market for our shares. Our shares are not listed on any national exchange or quoted on the Nasdaq Stock Market. Upon completion of the offering, Davidson is expected to make a market in our shares and post quotes on the OTCBB maintained by the NASD. We do not anticipate that an active market will develop in the foreseeable future.

The stock transfer records that we maintain indicate that there have been limited private transactions involving Columbia Commercial Bancorp stock since its formation in 2002, and prior to that, there were limited private transactions in Columbia Community Bank stock. We receive price information regarding these transactions informally in connection with requests for changes to the stock transfer records. The price information shown in the following table is all of the information that we have received for the periods stated, and may not reflect all private transactions in the stock. In view of our brief operating history and the sporadic trading of our shares, no assurance can be given that such prices are representative of the actual market value of the shares. All information for periods prior to July 2002 is for Columbia Community Bank.

Summary of Private Stock Transactions[1]

	Period	No. of shares Traded	Price Range
2001			
	First Quarter	-	____
	Second Quarter	700	$10.00
	Third Quarter	500	$10.00-$12.00
	Fourth Quarter	-	____
2002			
	First Quarter	-	____
	Second Quarter	11,000	$11.00-$12.00
	Third Quarter	1,000	$11.00-$12.00
	Fourth Quarter	-	____
2003			
	First Quarter	500	$14.75
	Second Quarter	6,500	$15.00
	Third Quarter	-	____
	Fourth Quarter	10,500	$15.00-$16.00
2004			
	First Quarter	1,000	$16.00
	Second Quarter	2,900	$16.00
	Third Quarter	1,000	$16.50
	Fourth Quarter (through November 1, 2004)...	500	$16.50

(1) Information presented is limited to information actually known by management regarding proceeds paid for the stock and may not reflect all private transactions in the stock during the periods stated.

To the best of our knowledge, the most recent transaction in the shares was on October 21, 2004, involving 500 shares at $16.50 per share.

Shares Outstanding and Number of Equity Holders

As of September 30, 2004, there were 472,784 shares outstanding and options to purchase 67,000 shares outstanding. As of September 30, 2004, there were 262 holders of record of Columbia Commercial Bancorp shares.

Reports to Shareholders

We deliver to each shareholder of record a quarterly consolidated summary financial statement (unaudited) and an annual report including audited consolidated financial statements for the year then ended and other periods described in such financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934, and therefore we do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account our financial condition, results of operations, tax considerations, industry standards, economic conditions and other factors. We are currently subject to a restriction on the payment of dividends pursuant to the terms of our revolving credit line with U.S. Bank, N.A. We anticipate paying off the credit line with the proceeds of this offering. See "USE OF PROCEEDS." Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to us. Columbia Community Bank's ability to pay dividends is also governed by various statutes. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation – Dividends."

Columbia Commercial Bancorp Selected Financial Information as of September 30, 2004

The following table presents financial information regarding Columbia Commercial Bancorp and Columbia Community Bank updated through September 30, 2004. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this Offering Circular. In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included.

(In thousands, except per share data)	**Nine months ended September 30, (unaudited)**		**Twelve months ended December 31, (audited)**		
	2004	**2003**	**2003**	**2002**	**2001(1)**
INCOME STATEMENT					
Interest Income	$5,531	$3,993	$5,681	$4,406	$3,091
Interest Expense	1,613	1,217	1,692	1,505	1,235
Net Interest Income	3,918	2,776	3,989	2,901	1,856
Provision for loan losses	(370)	(340)	(574)	(288)	(150)
Noninterest Income	153	169	201	156	70
Noninterest Expense	(2,549)	(1,839)	(2,523)	(1,922)	(1,280)
Income before income taxes	1,152	766	1,093	847	497
Income Tax Expense	(458)	(279)	(438)	(326)	(192)
Net Income	$694	$487	$655	$521	$305
Earnings per share					
- Basic	$1.47	$1.03	$1.39	$1.11	$0.71
- Diluted	$1.41	$0.99	$1.34	$1.09	$0.70

(In thousands, except per share data)	**At September 30, (unaudited)**		**At December 31, (audited)**		
	2004	**2003**	**2003**	**2002**	**2001**
BALANCE SHEET					
Cash and balances due from banks	$8,986	$1,370	$2,185	$3,103	$1,918
Federal Funds Sold	1,585	4,115	-	860	1,535
Investment Securities	12,965	17,883	16,448	11,746	7,344
Net Loans	96,228	74,578	86,071	53,061	37,782
Other Assets	1,188	1,214	1,859	1,297	786
Total Assets	$120,952	$99,160	$106,564	$70,066	$49,365
Total Deposits	$81,698	$66,344	$69,794	$51,645	$38,224
Federal Funds Borrowed	-	-	2,715	-	-
FHLB Borrowing /Repurchase Accts	27,373	23,657	24,726	12,526	6,079
Long Term Debt	4,593	3,000	3,000	0	0
Other Liabilities	505	332	317	388	224
Total Liabilities	114,169	93,333	100,552	64,559	44,527
Shareholders' Equity	6,783	5,827	6,012	5,507	4,838
Total Liabilities and Shareholders' Equity	$120,952	$99,160	$106,564	$70,066	$49,365
Book Value per share	$14.34	$12.40	$12.77	$11.69	$10.33

(1) Prior to bank holding company formation, reflects bank only.

Columbia Community Bank

Columbia Community Bank primarily serves professionals, small and medium-sized businesses and individuals located in its principal market area of Washington County, Oregon. The bank offers its customers the full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. Transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The bank attracts deposits primarily from individuals, merchants, small and medium-sized businesses, and professionals. All of the bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to the maximum amount (currently $100,000 per depositor).

The bank's principal sources of revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges. The bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, and home improvement loans. It also offers safe deposit boxes, direct deposit of payroll checks, and automatic drafts for various accounts.

Employees

At September 30, 2004, the bank had a total of 32 employees, of which 29 were full time. There are no separate employees of Columbia Commercial Bancorp. We believe our relationship with our employees is good.

Properties

The bank conducts its business through its office at 314 E. Main Street in Hillsboro, Oregon, in space leased from an affiliated party. See "MANAGEMENT – Related Party Transactions." Approximately 6,540 square feet of the building was leased pursuant to a lease which has been renewed for a term which expires in 2008. A second lease was entered into for an additional 2,950 square feet. This second lease, also expiring in 2008, is subject to an option to extend for up to an additional five years, which will expire in 2013. The monthly rate for the entire leased space is $9,700. The leased space provides ample parking, a drive-up window and a night depository.

The bank has a branch office in Forest Grove, Oregon, at 2811 19th Avenue, Suite A. The office encompasses 1,100 square feet, and is leased from an unaffiliated party at a monthly rate of $1,630. The lease expires on March 31, 2005, but can be renewed for two additional three-year terms, which will expire in 2011.

The bank also has a branch office in the Tanasbourne area of Beaverton, Oregon at 19415 NW Amberwood Drive. The office encompasses 5,000 square feet, and is leased from an unaffiliated party at a monthly rate of $10,351. The lease expires in August 2007 but can be renewed for up to two additional five-year terms, which will expire in 2017.

The bank recently entered into a lease for the new branch it will open in Durham, Oregon in January 2005. The office will encompass approximately 3,954 square feet. After the initial six-month period in which the rent is abated, the initial rent will be $6,590 per month, which increases incrementally over the term of the lease to $9,268 per month. The lease expires in 2011, and can be renewed for an additional five-year term, which will expire in 2016.

Market Area and Competition

The bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its market area, which consists of Washington County, and primarily the cities of Hillsboro, Forest Grove and Beaverton, Oregon. The bank's main office is in downtown Hillsboro, Oregon. Hillsboro is the county seat of Washington County, one of the three counties comprising the Portland, Oregon metropolitan area, and home of much of Oregon's high-tech industry. Hillsboro is located approximately 18 miles west of Portland. Hillsboro and its environs have experienced significant growth in population over the last decade, primarily in the 25 to 44 year age group as a result of the growth in technology-oriented business. There has also been a significant growth in the number of small-to-medium sized businesses in the primary market area.

The bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. Some of the bank's competitors, such as credit unions, are not subject to the same degree of regulation and restriction, and some have financial resources greater than Columbia Community Bank. The bank's future success will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). The bank also receives non-interest income from service charges and other miscellaneous fees. Although the bank's competitors often are larger, sometimes significantly larger, we believe the bank can compete due to our quality service and competitive rates of interest.

To maintain competitive rates, the bank utilizes a tiered-rate system, which pays higher rates on larger deposit balances for certificates of deposit and money market accounts. The bank's management believes this tiered-rate system enables the bank to compete favorably with other financial institutions in its market with respect to the larger deposit amounts. Other financial institutions in our market area also offer tiered-rate products. Also to attract larger deposits, the bank offers repurchase agreements that are short-term borrowing arrangements for customers that the bank uses to provide security greater than the FDIC limit of $100,000. These accounts are fully collateralized by securities in its investment portfolio. The bank has a pledge account set up with the First Interstate Bank to hold the securities. As the repurchase agreement balances fluctuate, the bank moves securities in and out of the pledge account.

The bank also rewards depositors who maintain multiple types of deposits with higher interest rates under its "Relationship Accounts" program. CDARS (Certificate of Deposit Account Registry), which are specialized certificate of deposit accounts, allow the bank to accept up to $10 million in deposits and spread the investor risk among multiple bank partners. Management believes the combination of attractive rates and secured deposits have made the bank's deposit products competitive in its market area.

Growth Strategy

Our strategic objective for the next five years is to continue to grow the bank in its market area of Washington County. Our growth strategy involves hiring competent, well respected bankers and strategically locating branches to support our customer base. Our marketing strategy involves targeting professional groups (dentists, physicians, attorneys, etc.) and small to medium sized businesses. The bank targets these groups through direct marketing, advertising in professional group newsletters and magazines, and through relationships with consultants and advisors that provide services to these groups. These targeted customers provide opportunities to finance term equipment loans and operating loans in a range of $250,000 to $2 million. In addition, the bank continues to realize opportunities in real estate financing. The bank finances acquisition and development, residential construction, and commercial property acquisition and refinancing (both owner-occupied and for investment purposes) up to $4 million. We do not plan to commit resources to growing the consumer business, which is outside of our core competency.

We will evaluate and utilize technology to keep our operations efficient and effective. New products will be added as needed that provide value to our customers and strengthen our relationships. Most importantly, we will continue to give customers the personalized service they expect and appreciate.

Washington County is a significant economic engine for Oregon and we are positioned and staffed to take advantage of the opportunities available in the area. We are planning two new branch expansions within Washington County in the next two years. We are currently negotiating a lease for a new office in Durham, Oregon, scheduled to open in January 2005. A staff of five talented and experienced bankers, who will operate from the Durham branch, is currently promoting and acquiring business out of our Tanasbourne and Hillsboro offices. In addition, we are considering opening an office in the eastern part of the Beaverton market in late 2005 or early 2006. We may also consider an acquisition of other financial institutions if economically feasible, although we currently have no formal plans to do so.

Products and Services

In conjunction with the growth of its asset base, the bank has introduced various products and services to position us to compete in our highly competitive market. The bank's customers demand not only a wide range of financial products but also efficient and convenient service.

The bank currently offers the following products:

Business Deposit Products

- **Analysis Checking**: This product is designed for businesses requiring high volume check writing, deposit and other services. An earnings credit is applied to this account to minimize service charges.
- **Business Checking**: This product is for businesses with low to moderate check writing and deposit needs.
- **Interest Checking for Business**: Through this checking account, sole proprietors, partnerships and non-profits are able to earn interest on available balances.
- **Business Money Market Savings**: This account pays competitive market rates and enables easy access to funds.
- **Business Certificates of Deposit**: This product allows businesses to receive a guaranteed interest rate for a specific period of time on a set amount of funds.
- **Merchant Services**: This product is based on our in-house sales and service representatives evaluating a business' needs, suggesting pricing, and providing the necessary equipment.
- **Business Debit card**: Our ATM/check card business enables purchasing and bill paying through transactions deducted directly from business checking accounts.
- **Business Visa**: This no annual fee credit card is used by business and enables businesses to track business expenses.

Business Loan Products

- **Short- and long-term commercial real estate mortgages:** These mortgages are used for acquiring multi-family properties, industrial buildings, mixed-use properties, office buildings and retail stores.
- **Construction loans**: These loans are used to build an entirely new building or to expand or improve current property.

- **Bridge loans**: These loans are short-term financings to cover the gap between the end of one loan and attainment of a new loan.

- **Loans to acquire equipment, machinery, and fixed assets**: These loans enable businesses to purchase equipment, machinery and fixed assets.

- **Working capital lines of credit**: This line of credit enables a business to access funds when needed for the continued operation of its business. The bank makes lines of credit available for all worthwhile business purposes including receivable financing, inventory financing, buying at a discount, or to taking advantage of an unexpected opportunity. Customers with business checking accounts can transfer excess balances from checking to pay down the line of credit.

- **Letters of Credit**: Letters of credit enable businesses to purchase supplies or inventory from out-of-town vendors. Letters of credit are issued based on the credit relationship the customer has established with the bank.

- **Small Business Administration (SBA) Loans**: SBA loans may be available for businesses that are independently owned, do not hold a dominant position in their industrial category, and meet size criteria for number of employees, average annual receipts and/or business assets. This government-guaranteed loan alternative enables businesses to purchase land, property or equipment on a longer repayment schedule and with less equity compared with conventional financing.

Personal Products

- **Regular Checking:** This checking account allows unlimited check writing. If the account holder maintains a minimum balance of $500 or an average daily balance of $1,000 there is no monthly maintenance fee.

- **Columbia 50 Checking:** This checking account is for customers that are 50 years of age or older. This account allows unlimited check writing with additional savings. Check printing is complimentary and there are no service charge for cashiers checks, money orders and travelers checks. If the account holder maintains a minimum balance of $500 or an average daily balance of $1,000 there is no monthly maintenance fee.

- **Columbia 50 Checking Relationship:** This checking account is for those clients 50 years of age or older that have also added a money market account or a certificate of deposit. There is no monthly maintenance fee and no service charge for cashiers checks, money orders and travelers checks. Check printing is complimentary.

- **Interest Checking:** This checking account permits unlimited check writing with interest. If the account holder maintains a minimum balance of $1,000 or an average daily balance of $2,000 there is no monthly maintenance fee.

- **Personal Savings:** This savings account permits three withdrawals per monthly statement cycle. If the account holder maintains a minimum balance of $300, there is no monthly maintenance fee.

- **Money Market:** This money market account permits three drafts each statement cycle and six transfers each statement cycle. If the account holder maintains a minimum balance of $2,000 or an average daily balance of $3,000, there is no monthly maintenance fee.

- **Certificates Of Deposit:** Certificates of deposits are issued with varying terms and rates.

- **Retirement Accounts:** Retirement accounts are offered with varying terms and rates.

Litigation

There are no material pending legal proceedings to which the company or the bank is a party or to which any of our properties is subject; nor do we know of any material proceedings contemplated by any governmental authority; nor do we know of any material proceedings, pending or contemplated, in which any director, officer or affiliate of the company or the bank, or any associate of any of the foregoing, is a party or has an interest adverse to us. The bank may, from time to time, be involved in legal proceedings in the normal course of business, primarily relating to non-performing loans.

Lending Activities

Lending activities are conducted under a written loan policy that has been adopted by the bank's board of directors. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans over $500,000 must be approved by the bank's Loan Committee.

In general, the bank is permitted by law to make loans to a single borrower in aggregate amounts of up to 15% of its capital. Capital, for purposes of determining lending limits, consists of Tier 1 and Tier 2 capital, as defined under FDIC regulations. See "SUPERVISION AND REGULATION." As of September 30, 2004, the bank's legal lending limit was approximately $1.79 million. Assuming that all of the shares offered in this offering are purchased, and that net proceeds of the offering are contributed in the manner described under "USE OF PROCEEDS," the bank's legal lending limit will be approximately $2.36 million. The legal lending limits are higher if the loan is collateralized by property with a discernable market value.

On occasion, the bank sells participations in loans when necessary to stay within lending limits or to otherwise limit its exposure. A "participation" is a portion of a loan originated by the bank and sold to one or more other banks. This sale is on a non-recourse basis, thus limiting the bank's exposure to the amount of the loan that it retains. Loan participations are customary in the banking industry, and the terms of the agreements between Columbia Community Bank and the banks to which it sells participations contain customary terms and conditions.

At September 30, 2004, 69.1% of the bank's loan portfolio was primarily secured by real estate: 31.9% for real estate construction or land; 34.9% primarily secured by commercial real estate; and 2.3% secured by farmland or residential property. Commercial and industrial loans, which are primarily secured by business assets comprise 30.4% of the bank's loan portfolio of which 7.8% are secured by all assets of the business (i.e. accounts receivable, furniture and fixtures, etc.), 0.5% are consumer loans secured by various assets (i.e. autos, boats, etc.). Of total loans outstanding, 8.9% are unsecured. Due to the diversity of its borrowers, the bank does not believe these loan concentrations represent a significant risk, although a downturn in the market area's real estate or business segments could have an adverse effect on the bank and its operations.

In the normal course of business there are various commitments outstanding and commitments to extend credit that are not reflected in our financial statements. A "commitment" is an agreement by the bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The bank uses the same credit policies in making commitments as it does for loans. At September 30, 2004, the bank had commitments to loan funds totaling approximately $29.9 million. Of this amount, approximately $19.2 million, or 64.2%, is secured by real estate. Commercial and other loan commitments total approximately $10.7 million, or 35.8%, of total commitments. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, the bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a description of the financial condition and changes to financial condition and results of operations for Columbia Commercial Bancorp and Columbia Community Bank for the nine months ended September 30, 2004 and September 30, 2003, and for the years ended December 31, 2003 and 2002.

Financial Highlights

	For the Nine Months Ended September 30,		% Change	For the years ended December 31,			% Change	
	2004	2003	2004 to 2003	2003	2002	2001	2003 to 2002	2002 to 2001
(Dollars in thousands)	(unaudited)	(unaudited)		(audited)	(audited)	(audited)		
Income Statement Data								
Interest Income	$5,531	$3,993	38.5%	$5,681	$4,406	$3,091	28.9%	42.5%
Interest Expense	1,613	1,217	32.5%	1,692	1,505	1,235	12.4%	21.9%
Net Interest Income	3,918	2,776	41.1%	3,989	2,901	1,857	37.5%	56.2%
Provision for Loan Losses	370	340	8.8%	574	288	150	99.3%	92.0%
Non-interest Income	142	96	47.9%	128	95	70	34.7%	35.7%
Gain on sale of investment securities	11	73	(84.9)%	73	61	17	19.7%	25.8%
Non-interest Expense	2,549	1,839	38.6%	2,523	1,922	1,280	31.3%	50.2%
Net income before taxes	1,152	766	50.4%	1,093	847	497	29.0%	70.4%
Income tax	458	279	64.1%	438	326	192	34.4%	69.8%
Net income	694	487	42.5%	655	521	305	25.7%	70.8%
Balance Sheet Data								
Total loans (net)	$96,228	$74,578	29.0%	$86,071	$53,061	$37,782	62.2%	40.4%
Allowance for Loan Losses	$(1,173)	$(1,066)	10.0%	$(988)	$(725)	$(460)	36.3%	57.6%
Allowance as a percentage of total loans	1.20%	1.41%		1.13%	1.25%	1.19%		
Total Assets	$120,952	$99,160	22.0%	$106,564	$70,066	$49,365	52.1%	41.9%
Total Deposits	$81,698	$66,344	23.1%	$69,794	$51,645	38,224	35.1%	35.1%
Shareholders' equity	$6,783	$5,827	16.4%	$6,012	$5,507	$4,838	9.2%	13.8%

Ratios

	Nine Months Ended September 30, (unaudited)		Years Ended December 31, (audited)		
	2004	2003	2003	2002	2001
Return on average assets (annualized)	0.79%	0.78%	0.74%	0.84%	0.79%
Return on average equity (annualized)	14.46%	10.82%	11.48%	10.11%	7.15%
Dividend payout ratio	0.0%	0.0%	0.0%	0.0%	0.00%
Average equity to average assets	5.48%	7.17%	6.44%	8.30%	11.04%

Results of Operations

Since it commenced operations in April 1999, Columbia Community Bank, our operating subsidiary, has continuously grown its income and assets. The opening of the Forest Grove branch in April 2002 and Beaverton branch in September 2002 were the primary contributors to the bank's growth and to increases in both income and expenses from year to year, as reflected in the bank's results of operations.

The following discussion compares the consolidated results of operations for the nine months ended September 30, 2004 and 2003, and for the years ended December 31, 2003 to 2002, and years ended December 31, 2002 to 2001.

For the nine months ended September 30, 2004 and 2003

Net Income

For the nine months ended September 30, 2004, net income was $693,752, as compared to $486,769 for the nine months ended September 30, 2003. This represents an increase of $206,983, or 42.5% and $0.42 per diluted share. Annualized returns on average assets and average equity for the first nine months of 2004 were 0.79% and 14.46%, compared to 0.78% and 10.82%, respectively, for the first nine months of 2003.

Interest Income

The bank's primary source of income is interest-bearing assets, which include loans, investment securities available-for-sale and dividends from the Federal Home Loan Bank. For the nine months ended September 30, 2004, interest income was $5,531,037, as compared to $3,992,523 for the same nine-month period in 2003. This was an increase of $1,538,514, or 38.5%. Of this increase, $1,458,508 or 94.8% is attributable to increased income from loans. Loans, net of allowance for loan losses, increased $21.6 million, or 29.0%, from $74.6 million to $96.2 million for the comparable nine-month periods in 2003 and 2004, respectively. The increased income from loans is attributable to an overall growth in the bank's loan portfolio, largely due to loans generated by the new Beaverton branch. Decreases in interest rates had only a slight negative impact on loan interest income. See "Average Yields Earned and Rates Paid" for a comparison of the amount of interest income attributable to changes in loan volume versus interest rates.

Interest income from investments constitutes a less significant part of income. The bank's primary purpose for holding short-term investments is to manage liquidity, not to generate income. For the nine months ended September 30, 2004, investment income was $452,260 as compared $387,607 for the same nine-month period in 2003, an increase of $64,653 or 16.7%. Actual interest income from investment securities would have decreased by $33,168 due to a smaller average balance in the investment portfolio. However, this decrease was offset by a $97,821 premium amortization charge to interest income which the bank incurred in 2003 but not in 2004. In 2004, the bank sold a portion of its mortgage-backed securities that it had purchased at a premium, thereby discontinuing the premium amortization charge incurred in 2003.

Interest Expense

Interest expense includes interest paid on customer deposits and other borrowings. Interest expense for the nine-month period ended September 30, 2004 was $1,613,411, compared to $1,216,987 for the nine-month period in 2003. The increase from the prior year's nine-month period of $396,424, or 32.6%, is primarily attributable to increases in average outstanding deposit accounts, which was offset by decreased rates paid on interest bearing deposits in all categories. For more detailed information on changes in the interest expense related to volume versus interest rate changes for each category of interest expense, see the table on page 36. The most significant increase in interest expense resulted from borrowing from the Federal Home Loan Bank (FHLB). The bank increased borrowing at the FHLB from $14.0 million as of September 30, 2003 to $21.0 million as of September 30, 2004. Management increased borrowing at the Federal Home Loan Bank to take advantage of historically low rates to support the growth in the bank's loan portfolio. Similarly, interest expense related to time deposits increased as management purchased brokered time deposits to lock in low rates.

In the first nine months of 2004, management also changed the bank's mix of deposits to increase the volume of interest-bearing money market deposits compared to consumer time deposits (certificates of deposit). In anticipation of increasing interest rates that would be applied to time deposits upon their renewal, management encouraged money market deposits by increasing the rates the bank paid on the upper tiers of money market accounts.

Other interest expense from borrowings increased $67,946, or 103.4%, from $65,699 to $133,645 for the nine month period in 2003 compared to the same period in 2004, includes interest paid on Trust Preferred Securities and on a line of credit with U.S. Bank. N.A. The expense associated with Trust Preferred Securities, which were issued in March 2003, increased $37,148, or 54.8%, for the nine month period in 2004, due to one less interest payment made in 2003. The Trust Preferred Securities have an interest rate of three-month LIBOR plus 3.15%.

The bank incurred additional interest expense of $28,760 for the first nine months of 2004 attributable to a $1.5 million line of credit with U.S. Bank, N.A. The holding company drew $1 million in March 2004 and $500,000 in June 2004 on the line of credit to provide additional capital for the bank in advance of this offering. The line of credit requires repayment of at least $150,000 of principal annually beginning June 2007 and repayment of the balance at maturity, March 31, 2009. This loan is floating at the prime rate. We anticipate paying off this line of credit in March 2005 with the proceeds from the offering. See "USE OF PROCEEDS."

Provision for Loan Losses

The provision for loan losses is the expense associated with increases in the allowance for loan losses. On a monthly basis, management reviews the loan portfolio for growth and credit quality and determines whether an additional provision is required to cover potential risks associated with the loan portfolio. The provision may increase as a result of losses in the loan portfolio, deterioration of the credit quality of the loan portfolio, or growth of the loan portfolio.

The provision for loan losses for the nine months ended September 30, 2004 was $370,000, as compared to $339,836 for the nine months ended September 30, 2003. This represents an increase of $30,164 or 8.9%. Management increased the provision in response to uncertainty related to a loan guaranteed by the U.S. Small Business Administration ("SBA"). The SBA has asserted that it will not honor its guarantee of the loan due to the bank's failure to handle the loan in conformance with the SBA's requirements. Management is currently in discussions with the SBA to determine the amount that may be reimbursed by the SBA. The increased provision offsets $181,000 in charge-offs for this loan.

Non-Interest Income

Non-interest income includes income from service charges and fees and gains on the sale of investment securities. Non-interest income constitutes a less significant portion of the bank's income because, as a business-oriented bank, certain traditional sources of bank non-interest income, such as fees on mortgage and consumer bank products, are not emphasized. Income on service charges and fees includes overdraft charges, account service charge fees, certain loan fees, and other fees and charges.

Service charges and fees, which relate to the bank's deposit products, remained relatively constant in comparing the first nine months of 2004 and 2003. Other income increased $45,335, of which $29,438 was due to fees collected on one specific loan. This level of loan late fees is not expected to be a recurring item. The remaining balance of the increase in other income is attributable to real estate inspection fees.

Non-interest income attributable to gains on the sale of investment securities fluctuates over financial periods depending on whether management sells investment securities to fund loans. In 2003, management sold investments to fund the growth of loans and realized gains due to the historically low rate environment. The bank sold securities in 2004 to reduce the investment portfolio in anticipation of rising interest rates. The 2004 sales involved investments with shorter maturities and higher yields, which accounts for the significant difference in income from gains on the sale of investments for the first nine-months in 2003 of $72,935, compared to the comparable period in 2004 of $10,770.

Non-Interest Expense

Non-interest expense includes the bank's operating expenses, such as employee salaries and benefits, leases and equipment costs, data processing, advertising and other expenses. Non-interest expense for nine months ended September 30, 2004 increased by $709,894, or 38.6%, from $1,839,040 for the nine-month period in 2003 to $2,548,934 for the same nine-month period in 2004. Increases in personnel expense accounted for approximately 53.8% of the increase, increasing from $1,074,839 for the nine-month period in 2003 to $1,456,994 for the same period in 2004. The increase is attributable primarily to the addition of three commercial loan officers, a deposit development officer, an operations manager and a customer service representative, which provide increased support for business development in the Forest Grove and Beaverton offices and staffing for the Durham office projected to open in January 2005. There was also an increase in employee insurance premiums of 13% in 2004.

Occupancy and equipment expenses increased by $83,898, or 28.5%, from $294,576 to $378,478, comparing the nine-month periods in 2003 and 2004. Of this increase, $53,862 is a result of additional lease expense for expansion of the main office in Hillsboro and increased rent at the Beaverton office pursuant to the lease agreement. Depreciation and amortization expense on software, fixed assets and leasehold improvements accounted for $22,098 of the increase. The remaining $7,938 is due to increase in maintenance and repair items, as well as increased depreciation expense for small leasehold improvements.

Other expenses for the nine months ended September 30, 2004 were $556,472 as compared $364,564 for the same period in 2003, an increase of $191,908 or 52.6%. Of this increase, $61,000 is attributable to the provision for unused loan commitments, which is recorded on the balance sheet among other liabilities. The bank implemented a reserve for losses on unused commitments in 2004 in response to federal bank regulations. Based on historical experience related to the funding of unused commitments, management determined the amount of the reserve. Management evaluates and adjusts the reserve, if necessary, on a quarterly basis based on fluctuations in the balance of unused commitments. Other increases in expenses include a $44,640 increase in data processing expense and a $19,912 increase in office supplies, both due to normal increases in the volume of the bank's business. There was also a $15,868 increase in attorney fees related to the collection of one loan in 2004.

For the years ended December 31, 2003 and 2002

Net Income

For the year ended December 31, 2003, net income was $655, 091 compared $521,005 for year ended December 31, 2002. The increase in 2003 was $134,086, or 25.7% over 2002, an increase of $0.25 per diluted share. This increase in net income was the result of significant growth in the loan portfolio, resulting from the opening of the Forest Grove office in April 2002 and the Beaverton office in September 2002. The bank's annualized returns on average assets and average equity for 2003 were 0.74% and 11.48% compared to 0.84% and 10.11%, respectively in 2002. The primary reason for the decline in return on average assets was the significant growth of assets and the corresponding increase in interest expense, as discussed below.

Interest Income

Interest income in 2003 was $5,681,345 compared $4,405,669 for 2002. An increase in loan interest income accounted for 95.9% of the $1.27 million increase and was primarily due to a 62.2% increase in the loan portfolio. The $40,448 increase in interest income from available for sale securities was due to an increase in the investment portfolio of $4.7 million, as management used available liquidity to purchase investment securities.

Interest Expense

Interest expense in 2003 was $1,691,859 compared $1,504,515 for 2002, an increase of $187,344 or 12.4%. This resulted from a $217,485 increase in Federal Home Loan Bank (FHLB) borrowing expense, which was offset by a reduction in time deposit interest expense of $149,687. Management increased FHLB borrowing to lock in rates at historically low levels. Interest expense on other borrowings increased by $98,231 due to the holding company issuing $3.1 million in Trust Preferred Securities in March 2003. For detailed information on the extent to which changes in interest expense relates to changes in volume versus changes in interest rates paid on interest bearing liabilities, please see the table on page 36.

Provision for Loan Losses

For the year ended December 31, 2003, the provision for loan losses was $573,836 compared to the $287,500 for the previous year, an increase of $286,336, or 99.6%. Management increased the provision in 2003 to maintain an acceptable allowance for loan losses while partially charging-off a large SBA guaranteed loan.

Non-Interest Income

Non-interest income in 2003 was $201,008 compared to $155,515 for 2002, an increase of $45,493 or 29.3%. Of this increase, $20,289 or 44.6% was due to overdraft charges on a single account, which is not expected to be repeated. There was no increase in the fee schedules in 2003. Gains on sales of investment securities increased $11,490 or 19.7%. In both 2003 and 2002, the bank sold short-term investment securities to fund loan growth.

Non-Interest Expense

Non-interest expense was $2,523,741 in 2003 compared to $1,922,224 for the previous year, an increase of $601,517, or 31.3%. Increases in a majority of non-interest expense categories resulted from a full year of operating expenses for two new branches in 2003, compared to operation in 2002 of one office for only nine months and the other for only four months. Occupancy and equipment expense for 2003 was

$409,710 compared to $262,971 for 2002. This increase of $146,739 accounted for 24.4% of the increase in non-interest expenses. Data processing expense for 2003 was $174,674 compared to $122,021 for 2002, an increase of $52,653. Office supplies expense increased from $26,235 in 2002 to $49,462 in 2003. Salaries and employee benefits for the year ended December 31, 2003 were $1,462,820 compared to $1,159,428 in 2002, an increase of $303,392, accounted for 50.4% of the increase. In addition to office expansion, salary and employee benefit expenses increased in 2003 due the hiring of a new chief financial officer. Director fees increased from $29,927 in 2002 to $46,977 in 2003. The board of directors increased directors' fees upon its determination that directors' fees were not commensurate with fees paid to directors of similar sized banking institutions. The remainder of the increase in non-interest expense was comprised of numerous expense items that increased as a result of the growth of the bank's business, none of which is material or unusual in nature or amount.

For the years ended December 31, 2002 and 2001

Net Income

For the year ended December 31, 2002, net income was $521,005 compared to $304,958 for the year ended December 31, 2001, an increase of $216,047. This increase resulted from growth in the loan portfolio. Returns on average assets and average equity in 2002 were 0.84% and 10.11% compared to 0.80% and 7.15%, respectively, in 2001. Return on average assets increased primarily as a result of loan growth, as discussed in more detail below.

Interest Income

Interest income in 2002 was $4,405,669 compared to $3,091,247 in 2001, an increase of $1,314,422, or 42.5%. Loan interest income accounted for 93.3% of the increase, which was attributable to the large increase in the loan portfolio. Comparing loans net of the allowance for loan losses at December 31, 2001 and December 31, 2002, the loan portfolio grew by $15.3 million, or 40.4%, from $37.8 million to $53.1 million. The significant growth in the loan portfolio is attributable to the opening of two new offices in 2002 and the addition of two loan officers.

Interest income from investment securities in 2002 was $474,084 compared to $329,871 in 2001, an increase of $144,213 or 43.7%. This increase was the result of an increase in the investment portfolio by $4.4 million, or 59.9%. As of December 31, 2002, the investment portfolio was $11,745,610 compared to $7,344,091 at December 31, 2001, as a result of the bank's use of available liquidity to purchase investment securities.

Interest Expense

Interest expense in 2002 was $1,504,515 compared to $1,234,548 for the previous year, an increase of $269,967 or 21.9%. This resulted primarily from a $165,852 increase in Federal Home Loan Bank (FHLB) borrowing expense. In 2002, FHLB interest expense was $180,075 compared to $14,223 in 2001, due to the increase in the amount of borrowing from $2.5 million as of December 31, 2001 to $8.0 million as of December 31, 2002. The increased FHLB borrowing was used to fund loan growth. Time deposit interest expense was $810,600 in 2002 compared to $678,574 in 2001, an increase of $132,026, attributable to the increase in time deposits held by the bank. Comparing balances at December 31, 2001 and 2002, time deposits increased by $4.6 million, or 26.2% from $17.8 million to $22.4 million, as a result of a promotion offered by the bank to attract time deposits. Repurchase agreement expense was $119,220 in 2002 compared to $95,561 in 2001. This was the result of a $947,016 increase in repurchase agreement balances, comparing the $4.5 million balance at December 31, 2002 to the $3.6 million at December 31, 2001. Repurchase agreements increased due to the volume of new commercial customers generated by the bank's new offices.

These increases offset a $51,570, or 11.6% reduction in money market, savings and interest-bearing demand deposit account and federal funds purchased interest expense. In 2002, interest expense for interest-bearing demand deposit, savings and money market account was $394,469 compared to $445,202 in 2001. Despite the growth in interest-bearing demand deposits and money market from $13.8 million at December 31, 2001 to $20.7 at December 31, 2002, related interest expense decreased due to the declining rate environment. The decrease is also partially attributable to the decrease in savings account balances from $489,070 at December 31, 2001 to $219,921 at December 31, 2002. Management believes that savings account balances decreased due to the low interest rates offered on these types of accounts.

Provision for Loan Losses

For the year ended December 31, 2002, the provision for loan losses was $287,500 compared to $150,000 for the year ended December 31, 2001. Management increased the provision in 2002 by $137,500, or 91.7% over the amount of the provision in 2001 due to the growth of the loan by 40.4% and management's assessment of the risk associated with these new loans.

Non-interest Income

Non-interest income was $155,515 in 2002, compared to $69,713 in 2001, an increase of $85,802 or 123.1%. Gains on sales of investment securities increased $44,899 and contributed 52.0% to the increase in non-interest income. In both 2002 and 2001, the bank sold short-term investment securities to fund loan growth. An increase in number of demand deposit accounts accounted for an increase of $21,421 or 58.6% in service charge and fee income.

Non-interest Expense

Non-interest expense was $1,922,224 in 2002, compared to $1,279,844 in 2001, an increase of $642,380, or 50.1%. Salaries and employee benefits increased $344,678 or 42.3% from $814,750 in 2001 to $1,159,428 in 2002. Occupancy and equipment expense increased $115,368 from $147,603 in 2001 to $262,971 in 2002. Data processing increased $38,922, from $83,099 in 2001 to $122,021 in 2002. Advertising and other expenses were $38,451 and $339,353, respectively in 2002, as compared to $20,017 and $214,375, respectively, in 2001.These increases of $18,434 and $124,978, respectively, as with the other increases in this category, were primarily due to hiring of eight full-time equivalent employees and acquiring space and equipment for two additional branch offices in April and September 2002.

Financial Condition

Assets

At September 30, 2004, total assets were approximately $121 million, an increase of $14.4 million, or 13.5%, from December 31, 2003. Average assets for the year 2003 were $88.7 million.

Asset and Liability Management

The principal focus of asset and liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

The board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Asset and Liability Management Committee is responsible for measuring, controlling and monitoring the bank's interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates, including traditional "gap" analysis, earnings at risk, and economic value at risk models.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table presents the interest sensitivity profiles as of September 30, 2004. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. The maturity classification is based on expected maturity. "Interest sensitivity gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

Interest Sensitivity Profile
September 30, 2004

	Within One Year		One Year to Five Years		Over Five Years		Total	
(Dollars in thousands)	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
Rate Sensitive Assets:								
Loan Portfolio	$58,441	49.5%	$20,002	16.9%	$18,958	16.1%	$97,401	82.5%
Investment and FHLB Stock	-	-	2,000	1.7	10,965	9.3	12,965	11.0
Fed Funds Sold and Int. bearing deposits	7,739	6.5	-	-	-	-	7,739	6.5
Total	$66,180	56.0%	$22,002	18.6%	$29,923	25.4%	$118,105	100.0%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$36,713	35.2%	-	0.0%	-	0.0%	$36,713	35.2%
Time deposits	17,255	21.5	$9,446	9.4	$1,936	1.9	28,637	32.8
Other borrowings	13,673	13.8	6,800	6.8	6,900	6.9	27,373	27.5
Term Debt	-	-	1,500	1.5	-	-	1,500	1.5
Trust Preferred Securities	-	-	-	-	3,000	3.0	3,000	3.0
Total	$67,641	70.5%	$17,746	17.7%	$11,836	11.8%	$97,223	100.0%
Interest sensitive gap	($1,461)		$4,256		$18,087			
Cumulative gap	($1,461)		$2,795		$20,882			

Earning Assets

Management considers many criteria in managing interest-earning assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the bank's interest earning assets by category at September 30, 2004 and at December 31, 2003 and 2002.

Profile of Earning Assets

(Dollars in thousands)	September 30, 2004		December 31, 2003		December 31, 2002	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$96,228	82.3%	$86,071	83.3%	$53,061	81.3%
Investment and FHLB Stock	12,965	11.1	17,185	16.6	12,077	18.5
Fed Funds Sold and Interest Bearing Deposits	7,739	6.6	110	0.1	133	0.2
Total	$116,932	100.0%	$103,366	100.0%	$65,271	100.0%

Investment Policy

The objective of the bank's investment policy is to invest those funds not needed to meet loan demand to earn the maximum return for the bank, yet still maintain sufficient liquidity to meet fluctuations in loan demand and deposit structure. In doing so, the bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Vice President/Chief Financial Officer are authorized to execute securities transactions for the investment portfolio, subject to the bank's investment policy and monthly review by the board of directors.

Management uses the investment portfolio to manage liquidity while generating some revenue. The market value of the investments operates inversely to the interest rate environment (i.e. as interest rates increase the market value of the securities decreases and as interest rates decrease the market value of the securities increases). The bank's earlier investment strategy involved investments primarily in mortgage-backed securities. These securities provided a higher interest rate than federal funds and each month returned a portion of principal that was used to fund loan growth. In the declining interest rate environment that was experienced in 2001 and into 2003, mortgage backed securities were returning significant portions of principal as homeowners were refinancing their home mortgages. This return of principal benefited the bank as it experienced significant loan growth during that period.

To mitigate loss of capital due to market re-pricing of the investment portfolio, management has in the last year, changed the investment mix by increasing investment in step securities and reducing the investment in mortgage-backed securities. Both securities are issued by U.S. Government Agencies. The mortgage-backed securities are securitized by mortgages guaranteed by agencies such as the Farm Home Administration, Guaranteed National Mortgage Association and Veterans Administration. In a rising interest rate environment, these securities lose market value and the bank must reflect the loss of capital on its balance sheet. Step securities are obligations of U.S. Government Agencies and therefore are backed by the full faith and credit of the United States. The step securities are structured so the interest rate will increase at specific points in time. This structure helps to mitigate loss of market value in a rising interest rate environment, preserving the capital of the bank. All security investments the bank invests in are investment grade and readily marketable. In determining whether an investment will have a reasonable rate of return, management uses the Federal Reserve Bank's Discount Rate plus 50 basis points as a threshold for short term investments. Management further defines a reasonable rate of return as a rate of return commensurate with the risk and the duration of the security investment. The rate of return on the mortgage-backed securities and agency step securities fall within the parameters outlined by management and the bank's board of directors.

Investment Portfolio

The bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available-for-Sale.

Held to Maturity securities include debt securities that the bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At September 30, 2004, the bank had no securities classified as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At September 30, 2004, the bank held no securities as Trading Securities.

Available-for-Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. At September 30, 2004, all of the bank's investment portfolio was Available-for-Sale.

The following table sets forth the composition of the bank's investment portfolio, including restricted equity securities, at September 30, 2004 and December 31, 2003 and 2002.

Investment Portfolio

	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
U.S. government and agency securities	$7,065	$7,054	$2,000	$2,014	$3,055	$3,134
Mortgage backed securities	4,995	4,966	14,408	14,374	8,423	8,552
Equity securities	945	945	797	797	391	391
Total	$13,005	$12,965	$17,205	$17,185	$11,869	$12,077

At September 30, 2004 and at December 31, 2003, obligations of the United States Government or its agencies and mortgaged backed securities represented 92.2% and 95.4% of the investment portfolio, respectively.

The following tables present the maturity distribution of the estimated market value of the bank's investment securities at September 30, 2004 and December 31, 2003 and 2002. The weighted average yields on these instruments are presented based on anticipated maturities. For purpose of this analysis, all yields are calculated on a pre-tax basis.

Investments Maturity Distribution

September 30, 2004

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
(Dollars in thousands)									
U.S. government and agency securities	$ -	-%	$2,000	3.11%	$5,054	3.55%	$ -	-%	$7,054
Mortgage-backed securities	-	-	-	-	2,872	4.23	2,094	4.63	4,966
Equity securities (includes Federal Home Loan Bank Stock)	-	-	-	-	-	-	945	-	945
Total	$ -	-%	$2,000	3.11%	$7,926	7.78%	$3,039	4.63%	$12,965

December 31, 2003

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
(Dollars in thousands)									
U.S. government and agency securities	$ -	-%	$2,012	3.25%	$ -	-	$ -	-	$ 2,014
Mortgage-backed securities	-	-	116	6.34	$3,310	3.73%	$10,945	5.51%	14,374
Equity securities (includes Federal Home Loan Bank Stock)	-	-	-	-	-	-	797	-	797
Total	$ -	-%	$2,128	9.59%	$3,310	3.73%	$11,742	5.51%	$17,185

December 31, 2002

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
(Dollars in thousands)									
U.S. government and agency securities	$ -	-%	$3,134	3.65%	$ -	-%	$ -	-%	$ 3,134
Mortgage-backed securities	-	-	-	-	684	5.53	$7,868	4.93	8,522
Equity securities (includes Federal Home Loan Bank Stock)	-	-	-	-	-	-	391	-	391
Total	$ -	-%	$3,134	3.65%	$684	5.53%	$8,259	4.93%	$12,077

Loan Portfolio

The bank had total net loans (gross loans minus the allowance for loan losses and deferred loan fees) of $96.2 million at September 30, 2004 reflecting an increase of $10.2 million or 11.8%, compared to total loans for the year ended December 31, 2003.

The following table sets forth the composition of the gross loan portfolio at September 30, 2004 and December 31, 2003.

Loan Portfolio Composition

	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
Commercial	$29,569	30.4%	$25,927	29.6%	$13,894	25.7%
Real Estate:						
Construction	31,041	31.9	27,572	31.5	17,835	32.9
Commercial	34,027	34.9	29,671	33.9	19,053	35.2
Other	2,159	2.2	3,472	4.0	2,377	4.4
Consumer	605	0.5	976	1.1	972	1.8
Total	$97,401	100.0%	$87,618	100.0%	$54,131	100.0%

Loans secured by real estate mortgages at September 30, 2004 were composed of loans secured by 1-4 family residential (2.3%), commercial real estate (34.9%) and construction loans (31.9%).

The following table sets forth the maturities and interest sensitivities of the bank's gross loan portfolio at September 30, 2004.

Loan Maturities & Interest Sensitivities

	Due or Repricing within three months	Due or Repricing after Three through Twelve Months		Due or Repricing after One through Five Years		Due or Repricing Over Five Years		
(Dollars in thousands)	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Commercial	$5,618	$561	$6,654	$11,160	$3,192	$441	$1,943	$29,569
Real Estate:								
Construction	4,713	-	25,419	-	909	-	-	31,041
Commercial	397	30	3,269	962	24,695	3,153	1,521	34,027
Other	82	-	283	110	215	398	1,071	2,159
Consumer	-	9	11	73	385	29	98	605
Total	$10,810	$600	$35,636	$12,305	$29,396	$4,021	$4,633	$97,401

Loans with either fixed or variable interest rates are categorized by their maturity: less than three months; three to twelve months; one to five years; and over five years. At September 30, 2004, the bank's loans which mature or re-price in less than one year totaled $47.0 million. Of this amount, $40.3 million or 85.7% are considered variable rate, indexed to the prime lending rate. Loans due after one year totaled $50.4 million of which $16.4 million have fixed interest rates and $34 million have variable interest rates.

The bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Washington County, Oregon area. Substantially all of these loans are secured by first liens with initial loan to value ratios ranging from 75% to 90% depending on the type of real property securing the loans.

Average Yields Earned and Rates Paid

The following tables show average balances and interest income or interest expense, with the resulting average yield or rates by category of average earning asset or interest-bearing liability for the periods indicated on a pre-tax basis. For the purpose of these analyses, non-accrual loans are included in the average balance of loans.

	For the Nine Months Ended September 30,					
	2004			2003		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 93,582	$ 5,053	7.20%	$ 64,583	$ 3,595	7.42%
Investment securities	14,352	418	3.88%	15,181	359	3.15%
FHLB stock	827	16	2.58%	514	29	7.52%
Federal funds sold	2,650	25	1.26%	1,075	9	1.12%
Interest-bearing deposits	4,929	19	0.51%	1,495	1	0.09%
Average interest-earning assets	116,340	5,531	6.34%	82,848	3,993	6.43%
Allowance for possible loan losses	(1,107)			(855)		
Noninterest-bearing assets	1,435			1,677		
Total average assets	$ 116,668			$ 83,670		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Demand and savings accounts	32,943	356	1.44%	24,864	295	1.58%
Time deposits	32,406	615	2.53%	21,745	484	2.97%
Other borrowings	30,814	642	2.78%	20,861	438	2.80%
Total interest-bearing liabilities	96,163	1,613	2.24%	67,470	1,217	2.41%
Noninterest-bearing deposits	13,447			8,050		
Other liabilities	660			2,147		
Total stockholders' equity	6,398			6,003		
Total average liabilities and stockholders' equity	$ 116,668			$ 83,670		
Net interest income and net interest margin		$ 3,918	4.49%		$ 2,776	4.47%

	For the Year Ended December 31,					
	2003			2002		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 69,459	$ 5,117	7.37%	$ 47,069	$ 3,894	8.27%
Investment securities	15,643	515	3.29%	10,001	474	4.74%
FHLB stock	514	37	7.20%	246	7	2.85%
Federal funds sold	930	10	1.08%	1,829	29	1.59%
Interest-bearing deposits	1,486	2	0.13%	2,182	2	0.09%
Average interest-earning Assets	88,032	5,681	6.45%	61,327	4,406	7.18%

	For the Year Ended December 31,					
	2003			2002		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Allowance for possible loan losses	(926)			(613)		
Noninterest-bearing assets	1,575			1,330		
Total average assets	$ 88,681			$ 62,044		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Demand and savings accounts	$26,340	$402	1.53%	$17,526	$394	2.25%
Time deposits	23,074	661	2.86%	21,835	811	3.71%
Other borrowings	22,578	629	2.79%	9,856	299	3.03%
Average interest-bearing liabilities	71,992	1,692	2.35%	49,217	1,504	3.06%
Noninterest-bearing deposits	10,641			7,365		
Other liabilities	341			311		
Total stockholders' equity	5,707			5,151		
Total average liabilities and stockholders' equity	$ 88,681			$ 62,044		
Net interest income and net interest margin		$ 3,989	4.53%		$ 2,902	4.73%

The following tables show changes in interest income and expense as attributable to changes in interest rates versus volume for the periods indicated. Changes not due solely to volume or rate, if applicable, are allocated proportionately between volume and rate.

	For the Nine Months Ended September 30, 2004 Versus 2003		
(Dollars in thousands)	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$ (156)	$ 1,614	$ 1,458
Investment securities	79	(20)	59
FHLB stock	(31)	18	(13)
Federal funds sold	3	13	16
Interest-bearing deposits	16	2	18
Total interest income	(90)	1,628	1,538
Increase (decrease) in interest expense:			
Demand and savings accounts	(35)	96	61
Time deposits	(106)	237	131
Other borrowings	(5)	209	204
Total interest expense	(146)	542	396
Increase in net interest income	$ 56	$ 1,086	$ 1,142

(Dollars in thousands)	For the Year Ended December 31, 2003 Versus 2002		
	Change Due to Rate	**Change Due to Volume**	**Total Change**
Increase (decrease) in interest income:			
Loans	$ (629)	$ 1,852	$ 1,223
Investment securities	(226)	267	41
FHLB stock	22	8	30
Federal funds sold	(5)	(14)	(19)
Interest-bearing deposits	1	(1)	-
Total interest income	(837)	2,112	1,275
Increase (decrease) in interest expense:			
Demand and savings accounts	(190)	198	8
Time deposits	(196)	46	(150)
Other borrowings	(56)	386	330
Total interest expense	(442)	630	188
Increase (decrease) in net interest income	$ (395)	$ 1,482	$ 1,087

Deposits

The bank's primary sources of funds are interest-bearing deposits. The following table sets forth the bank's deposit structure at September 30, 2004, December 31, 2003 and 2002:

	Deposit Structure					
	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Noninterest-bearing demand	$16,347	20.0%	$12,525	17.9%	$8,354	16.2%
Interest-bearing demand	2,505	3.1	1,497	2.1	2,116	4.1
Money market	33,927	41.5	25,469	36.5	18,543	35.9
Savings	281	0.3	528	0.8	220	0.4
Certificates of deposit less than $100,000	16,656	20.4	17,404	24.9	14,765	28.6
Certificates of deposit $100,000 or more	11,981	14.7	12,371	17.8	7,647	14.8
Total deposits	$81,698	100.0%	$69,794	100.0%	$51,645	100.0%

The following table presents a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods indicated:

	Average Deposits/Rate Paid					
	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Noninterest-bearing demand	$13,447	0%	$10,641	0%	$7,365	0%
Interest-bearing demand	1,607	0.5	1,335	0.5	1,522	0.4
Money Market	31,082	1.5	24,562	1.4	15,823	2.4
Savings	254	0.5	443	1.0	182	1.4
Certificates of deposit	32,406	2.5	23,074	2.6	21,835	3.7
Total	$78,796	1.6%	$60,055	1.6%	$46,727	2.6%

The following table indicates, as of the dates indicated, time certificates of deposits by the time remaining until maturity:

(Dollars in thousands)	**Certificate of Deposit Maturities**		
Under $100,000			
Maturity in:	September 30, 2004	December 31, 2003	December 31, 2002
Three months or less	$ 3,920	$ 2,119	$ 3,224
3-12 months	6,629	7,561	5,120
one year through three years	4,581	6,049	6,008
Over three years	1,526	1,675	413
Total	$ 16,656	$ 17,404	$ 14,765
Total with remaining maturity less than one year	$ 10,549	$ 9,680	$ 8,344
$100,000 and greater			
Maturity in:			
Three months or less	$ 3,446	$ 1,684	$ 1,309
3-12 months	3,925	8,784	2,789
one year though three years	2,862	1,803	3,549
Over three years	1,748	100	0
Total	$ 11,981	$ 12,371	$ 7,647
Total with remaining maturity less than one year	$ 7,371	$ 10,468	$ 4,098

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of banking. Loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the bank prices its loan products at a margin above the prime rate, the treasury constant maturity, and other indices which it constantly monitors.

Management regularly reviews the loan portfolio and determines the amount of loans to be charged off. In addition, management considers such factors as previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the bank to recognize additions to the allowances based on their judgment about information available at the time of their examinations. In addition, any loan or portion thereof that is classified as a "loss" by regulatory examiners is charged-off. For the year ended December 31, 2003, the bank had net loan charge-offs of approximately $311,000 and $185,000 through the first nine months of 2004.

The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance for loan losses is increased by charging operating expense. The allowance is reduced by loans charged off and is increased by provisions charged to earnings and recoveries on loans previously charged-off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has occurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the loan balance; and there is little or no near-term prospect for improvement.

The following table reflects the changes in the Allowance for Loan Losses as well as related information regarding the loans outstanding for the periods indicated.

Summary of Credit Loss Experience and Related Information

(Dollars in thousands)	Nine months ended September 30, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Allowance for Loan Losses at beginning of period	$988	$725	$465
Charge-offs:			
Commercial	181	312	22
Real estate construction	-	-	-
Real estate mortgage	25	-	-
Consumer	-	-	-
Total charge-offs	206	312	22
Recoveries:			
Commercial	-	-	-
Real estate construction	21	1	-
Real estate mortgage	-	-	-
Consumer	-	-	-
Total recoveries	21	1	-
Net charge-offs	185	311	22
Provision charged to operations	370	574	287
Allowance for Loan Losses at end of period	$1,173	$988	$725
Loans outstanding:			
End of period	$97,401	$87,059	$54,131
Average during the period	92,475	68,533	47,069
Ratio of allowance for credit losses at end of period to:			
Loans outstanding at end of period	1.20%	1.13%	1.34%
Average loans outstanding during the period	1.27%	1.44%	1.54%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.02%	0.45%	0.05%

The allowance for loan losses is allocated as shown below based on evaluations of past history and the composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

Allocation of Allowance for Loan Losses

(Dollars in thousands)	September 30, 2004		December 31, 2003		December 31, 2002	
	Allocation	Percentage	Allocation	Percentage	Allocation	Percentage
Commercial	$585.1	49.9	$419.9	42.5%	$329.4	45.4%
Real estate	155.5	13.3	115.7	11.7	120.6	16.6
Construction	426.9	36.4	431.6	43.7	263.0	36.3
Consumer	5.5	0.4	20.8	2.1	12.0	1.7
	$1,173	100%	$988	100.0%	$725	100.0%

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

The following table sets forth information regarding the bank's non-performing loans on the dates indicated.

Nonaccrual, Past Due and Restructured Loans

(Dollars in thousands)	September 30, 2004	December 31, 2003	December 31, 2002
Loans accounted for on a nonaccrual basis	$122	$ 734	$ 128
Accruing loans which are contractually past due 90 days or more	14	426	952
Restructured loans	-	209	-
Total	$136	$1,369	$1,080

At of September 30, 2004, Columbia Community Bank had one loan on nonaccrual. The balance of non-accrual loans as of December 31, 2003 represented two loans. One loan, a construction loan with a balance of $553,000, has been paid down to less than $200,000 through the sale of a portion of the related project and is now performing as expected. The balance of $181,000 represents a portion of a loan that was guaranteed by the U.S. Small Business Administration (SBA) and charged off in 2003. The SBA is disputing steps taken by the bank to work through this charged off loan and is withholding payment of the guarantee while it reviews the information. Although management believes the SBA will make a decision favorable to the bank, it was prudent to charge off the $181,000 in dispute while a resolution is being negotiated.

The following table shows the amount of loans by type that were 90 days or more past due, on nonaccrual status, restructured and lost interest at December 31, 2003 and 2002.

Past Due, Nonaccrual and Restructured by Loan Type

(Dollars in thousands)

	Nonaccrual			90 Days or More Past Due			Restructured			Lost Interest		
	9/30/04	12/31/03	12/31/02	9/30/04	12/31/03	12/31/02	9/30/04	12/31/03	12/31/02	9/30/04	12/31/03	12/31/02
Commercial	$122	$ 181	$ -	$ -	$ -	-	$ -	$209	-	$ -	$ -	$ -
Real estate	-	553	128	14	426	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-	-	-	-	-	-
Total	$122	$ 734	$ 128	$14	$ 426	-	$ -	$209	-	$ -	$ -	$ -

Liquidity Management

The bank has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, the bank's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of borrowings through repurchase agreements, federal funds purchased and the FHLB, and the net cash provided by operating activities. As of September 30, 2004, unused and available lines of credit totaled $3.0 million from FHLB's "Advances, Security and Deposit Agreement" and $11.0 million from correspondent banks. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments are not as stable because they are influenced by general interest rate levels, competing interest rates available on other investments, market competition, economic conditions, and other factors. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale. At September 30, 2004, these liquid assets totaled $22.7 million or 18.7% of total assets as compared to $18.6 million or 17.5% of total assets at December 31, 2003. Total liquid assets of $18.6 million as of December 31, 2003, compare to $15.7 million or 22.4 % of total assets at December 31, 2002. Liquidity declined during 2003 as a result of strong loan growth and branch expansion.

Analysis of liquidity should include a review of the changes that appear in the consolidated statements of cash flows for the period ended September 30, 2004. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $694,000 and $813,000 in adjustments for non-cash items and changes in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities and the impact of the net growth in loans. Financing activities present the cash flows associated with the change in deposit accounts, changes in long-term and other borrowings, the issuance of trust preferred securities and various shareholder transactions.

At September 30, 2004, the bank had outstanding unfunded lending commitments of $29.9 million. Nearly all of these commitments represented unused portions of credit lines available to businesses. Based on historical data, management has determined that up to 20% of the aggregate commitments are likely to be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes the bank's sources of liquidity are sufficient to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

Management expects liquidity to tighten during the fourth quarter of 2004 as a result of increasing loan demand and the opening of a new branch location. This restricted liquidity will be reduced somewhat by the proceeds of this offering and expected increases in deposits during the fourth quarter.

The bank's primary and secondary sources of liquidity as of September 30, 2004, are shown below:

Primary Liquidity	
Cash and Due from Banks	$ 9,095
AFS Securities (Estimated Unpledged)	0
Federal Funds Sold	5,353
Estimated Cash Flow From Loans/Securities	3,224
Total Primary Liquidity	$ 17,672
Secondary Sources of Liquidity	
Available balances and lines of credit from correspondent banks	14,000
Total Secondary Sources of Liquidity	$ 14,000
Total Primary and Secondary Liquidity	$ 31,672

Capital

For regulatory purposes, both the bank and holding company must maintain certain capital ratios. As a single bank holding company, the bank's ratios are most significant. The bank's actual capital amounts and ratios are presented in the following table, as well as the regulatory requirements for minimum capital adequacy and to be considered "well capitalized."

	Actual		Minimum Capital Adequacy		Well Capitalized	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2004						
Total Capital (to risk-weighted assets)	$12,330	11.1%	$8,908	8.0%	$11,135	10.0%
Tier I Capital (to risk-weighted assets)	$11,156	10.0%	$4,454	4%	$6,681	6.0%
Tier I Capital (to average assets)	$11,156	9.1%	$4,897	4.0%	$6,122	5.0%
December 31, 2003						
Total Capital (to risk-weighted assets)	$9,858	10.1%	$7,835	8.0%	$9,794	10.0%
Tier I Capital (to risk-weighted assets)	$8,870	9.1%	3,918	4.0%	$5,877	6.0%
Tier I Capital (to average assets)	$8,870	8.5%	$4,151	4.0%	$5,189	5.0%
December 31, 2002						
Total Capital (to risk-weighted assets)	$6,083	10.3%	$4,747	8.0%	$5,934	10.0%
Tier I Capital (to risk-weighted assets)	$5,358	9.0%	$2,373	4.0%	$3,560	6.0%
Tier I Capital (to average assets)	$5,358	7.7%	$2,797	4.0%	$3,496	5.0%

In March 2003, we formed a wholly-owned Connecticut statutory business trust, Columbia Commercial Statutory Trust I, which issued $3 million of guaranteed undivided beneficial interests in our floating rate Junior Subordinated Deferrable Interest Debentures. These securities are referred to as trust preferred securities. The trust preferred securities qualify as Tier 1 capital under regulatory guidelines, but for financial statement reporting purposes, trust preferred securities are reported as long term debt. For purposes of computing return on average equity and the return on average assets, the trust preferred securities are excluded from GAAP equity while required payments on the securities are recorded as interest expense.

Proposed regulations by the Federal Reserve may limit the aggregate amount of trust preferred securities that can be included as Tier 1 capital, net of goodwill to 25%. As of September 30, 2004, the bank's Trust Preferred Securities constituted 26.9% of our total capital, and as a result, the excess amount of capital from the Trust Preferred Securities is not counted as Tier 1 capital. The proceeds from this offering will increase our Tier 1 capital, which will permit us to issue additional trust preferred securities in the future, if appropriate, to support further asset growth.

We have two significant capital expenditures planned for the next twelve months. The bank expects to incur approximately $250,000 in capital expenditures related to the opening of a new branch in Durham, Oregon in January 2005, which will be paid out from bank's existing operating capital. We also intend to pay off the $1.5 million line of credit with U.S. Bank, N.A. with the proceeds from this offering. Management will pursue opportunities to open additional branch locations in our market in late 2005 and early 2006.

MANAGEMENT

Information about our Directors

The following directors serve on the boards of both Columbia Commercial Bancorp and Columbia Community Bank. Each of these directors has served on the bank's board since its formation in April 1999 and has served on the holding company's board since its formation in April 2002. Directors are elected annually.

Patrick J. Culligan, age 56, has been the owner and manager of BCA Financial Services, Inc., a financial planning firm in Hillsboro, Oregon since 1979. BCA Financial Services, Inc. is a member of KMS Financial Service, a registered investment advisory firm.

John M. Godsey Jr., age 59, retired in 2003 as a principal of Consulting Engineering Services, a civil engineering consulting firm which provides civil engineering services throughout the Portland metropolitan area, which he formed in 1984.

Donald B. Kane, age 72, retired in 1997 after 26 years as Vice President-Finance of Drake Construction Company. Mr. Kane was formerly the CFO, Treasurer and a director of Mt. Hood Meadows ski area. Mr. Kane is currently Chairman of the board of directors.

Martin D. Quandt, age 42, has been an owner and manager of Northwest Mortgage Group, Inc. since 1995, providing first and second mortgages and home equity loans to residential customers in Oregon and Washington.

John C. Richards, age 62, has been the owner and manager since 1976 of Professional Towing, which provides automotive repair services and towing for the Southwest Portland Metro Area.

Rick A. Roby, age 49, serves as our President and Chief Executive Officer. Prior to founding the bank in 1999, Mr. Roby was president of Sherwood State Bank in Ohio, a position he held for 17 years.

Joseph T. (Ted) Rose, age 65, is an owner and manager of WARZ Investments, L.L.C., a commercial real estate development company he founded in 1976.

Anita M. Sharman, age 60, has been the co-owner and manager of Omega Investments, LLC, specializing in real estate development, primarily involving hotels since 1994. Ms. Sharman served for nine years on the board of directors of Tualatin Valley Mental Health Association. Ms. Sharman is currently Vice Chairman of the board of directors.

James E. (Ed) Wagenblast, age 71, is the owner and manager of Valley West Refuse Disposal Inc., and is a principal of WARZ Investments, L.L.C., a commercial real estate development company. Mr. Wagenblast's principal occupation is as president of Valley West Refuse Disposal Inc., which he has managed since 1959.

Information about our Executive Officers

In addition to Rick Roby, President and Chief Executive Officer, the following executive officers serve as officers of both Columbia Commercial Bancorp and Columbia Community Bank:

Randy V. Blake, age 48, has served as Chief Financial Officer since 2002. Prior to joining the bank, he served as Vice President, Operations at Oregon Business Bank since 1999.

Fred Johnson, age 48, has served as Executive Vice President, Senior Lending Officer since the bank's founding in 1999.

Compensation of Directors and Officers

Directors. For their service on the bank's board, in January 2004 each director received an annual retainer for 2004 paid in 235 shares of restricted stock valued at $3,525. The board of directors valued the restricted stock at $15 per share based on the board's consideration of recent prices paid in private transactions in our stock of which we were aware. The restricted stock is subject to repurchase by the company at a nominal price if the director does not serve for the full year. Directors also receive $200 per monthly meeting attended and $100 per committee meeting attended other than loan committee for which directors receive $50 per meeting. Directors receive no fees in connection with service as directors of Columbia Commercial Bancorp.

Executive Officers. The following table sets forth compensation paid by Columbia Community Bank to its three most highly paid executive officers during 2003. Executives do not receive additional compensation for their service to the holding company.

Name Of Individual Or Identity Of Group	Capacities In Which Remuneration Was Received(1)	Aggregate Remuneration
Rick A. Roby	President & CEO	$160,970
Frederick S. Johnson	Executive Vice President, Senior Lending Officer	$99,210
Randy V. Blake	Vice President and Chief Financial Officer	$75,255

(1) Serves in the same capacities for both Columbia Commercial Bancorp and Columbia Community Bank

Employment Contracts

The bank has entered into employment agreements with our executive officers. Mr. Rick Roby's agreement provides for an employment term until December 31, 2005, during which time Mr. Roby may be terminated by the bank only for cause and Mr. Roby may terminate for any reason upon 30 days written notice. Cause includes willful failure to comply with policies; fraud, dishonesty or other acts or mistakes in performance of director, and material breach of employment agreements. Mr. Roby's annual base salary, which is currently $150,000, is subject to annual review and upward adjustment at the board's discretion. Under the terms of the employment agreement, Mr. Roby was entitled to receive options to purchase 7,500 shares of our common stock. Mr. Roby has received options to purchase 2,500 shares pursuant to the agreement and has waived the right to receive the remainder of the options that were to be granted pursuant to the agreement. See "Stock Options" for a list of all stock option held by Mr. Roby to purchase our stock. The agreement also entitles Mr. Roby to receive incentive bonuses, to be determined by the board, based on his achievement of certain predetermined objectives each year. The bank pays the premiums on medical and dental insurance for Mr. Roby and his family and provides life insurance and long-term disability insurance for Mr. Roby. Mr. Roby is entitled to four weeks of vacation each year. The employment agreement requires Mr. Roby not to compete against the bank for a period of two years following termination of his employment for cause or due to resignation. For a period of one year after termination of his employment, he may not solicit or hire our employees. In the event of a change in control, Mr. Roby will receive a bonus equal to 1.5 times his annual salary if the event occurs in 2004, or 1.65 times his annual salary if it occurs in 2005.

The bank also has entered into a Deferred Compensation Agreement with Mr. Roby that entitles him to defer receipt of up to 100% of his monthly salary and bonus and receive interest at a rate determined annually by the board of directors on the deferred amount during the deferral period. The interest rate is currently 7.25% and may not be lower than 7.25%. The board determined this rate based on the projected time to Mr. Roby's retirement and the rates offered on maturities in that time frame. Alternatively, he may direct the bank to invest the deferred amount in fixed income securities or mutual funds, with the actual income, gains or losses, to be credited to his account. Mr. Roby has not chosen this alternative. The deferred compensation is paid to Mr. Roby starting upon termination of his employment or a change in control. The bank anticipates that the Deferred Compensation Agreement will be amended in the next few months to comply with new IRS rules related to deferred compensation.

The bank has entered into an employment agreement with Mr. Frederick Johnson, the bank's Senior Vice President-Loan Administration. The bank may terminate Mr. Johnson at any time and Mr. Johnson may resign with 30 days written notice. Mr. Johnson's annual base salary is currently $95,000 and is subject to annual review and upward adjustment at the board's discretion. Under the employment agreement with Mr. Frederick Johnson, in the event of a change of control, Mr. Johnson will receive a cash bonus equal to one times his annual salary. Mr. Johnson also has the right to enter into a deferred compensation agreement with a minimum interest rate of 5%, but has not chosen to do so. Mr. Johnson is entitled to medical and dental coverage for he and his family, or the cash equivalent thereof, as well as life insurance and disability coverage. He is entitled to four weeks vacation each year, with a one-week carryover. Mr. Johnson is subject to the same non-competition and non-solicitation covenants as Mr. Roby. Under his employment agreement, Mr. Johnson was promised options to purchase 1000 shares of common stock. In fact, these options were granted to Mr. Johnson prior to entering into this employment agreement and Mr. Johnson has acknowledged that we do not have an obligation to grant any additional options. Mr. Johnson's employment agreement expires December 31, 2005.

Under the employment agreement with Mr. Randy Blake, the bank's Chief Financial Officer, either party may terminate the employment at any time. Mr. Blake's annual salary minimum base salary under the agreement if $67,500 and his current annual salary is $80,000. The agreement provides for a cash bonus equal to one half times his annual salary if his employment is terminated for any reason within one year after a change in control. Mr. Blake also has the right to enter into a deferred compensation agreement at a minimum interest rate of 7.25%, but has not chosen to do so. The bank pays the premiums on medical and dental insurance for Mr. Blake and provides life insurance. Mr. Blake is entitled to four weeks vacation per year. Mr. Blake is subject to the same non-competition and non-solicitation covenants as Mr. Roby and Mr. Johnson. Mr. Blake's agreement expires in January 2006.

The bank has employment agreements with two other employees who are not officers of Columbia Commercial Bancorp. These agreements provide a benefit of one half times the employee's annual salary if the employee's employment is terminated for any reason after a change in control. These agreements contain similar non-disclosure and non-solicitation covenants.

Equity Compensation Plans

Columbia Commercial Bancorp maintains two equity compensation plans: the 1999 Stock Option Plan and the 2004 Stock Incentive Plan. The purpose of these plans is to enable the bank to attract and retain the services of people with training, experience and ability and to provide additional incentive to key employees and directors by giving them an opportunity to participate in the ownership of the company.

1999 Stock Option Plan.

The stock option plan was approved by the bank's directors on October 19, 1999, and became effective upon approval of the shareholders at the first annual meeting in April 2000. The plan was assumed by the holding company upon its inception in 2002. No further options may be granted under the 1999 Stock Option Plan.

Options to purchase 67,000 shares are outstanding under the 1999 Stock Option Plan. The exercise prices range from $10.00 to $11.48. Without an active trading market from which to determine the stock's fair market value at the time of an option grant, the board of directors determined the exercise price based on their reasonable judgment taking into consideration the limited information regarding recent prices paid for the stock in private transactions. All options granted under the plan are vested. Of the outstanding options, 30,000 are Incentive Stock Options and 37,000 are non-qualified stock options.

2004 Stock Incentive Plan.

The 2004 Plan became effective upon receiving shareholder approval in April 2004, and will terminate in April 2014. Termination of the plan will not affect any awards that are outstanding at that time. A board committee or, if no committee is appointed, the full board of directors, administers the 2004 Plan.

The 2004 Plan authorizes awards covering up to 94,000 shares of common stock and provides for the granting of incentive stock options, nonqualified stock options and restricted stock. Incentive stock options may be granted to any employee; nonqualified stock options and restricted stock may be granted to any employee, director, or other individual who has performed or will perform services for the Company. In the event any outstanding option expires without being exercised, or if a restricted stock grant is forfeited, the unexercised shares formerly subject to that option or forfeited shares previously subject to a restricted stock grant, would again become available for stock options and restricted stock grants. The 2004 Plan limits the number of shares authorized for issuance as incentive stock options to 30,000. The 2004 Plan limits the number of shares that can be granted to an individual to 1,000 in any calendar year or 2,000 in the calendar year in which the individual is hired or joins the board of directors.

The 2004 Plan contains an evergreen provision that annually increases the number of authorized shares to an amount equal to 20% of the outstanding shares of the company at fiscal year end, rounded to the nearest 1,000 shares. Under this provision, annual increases will be made through and including fiscal year 2014. Assuming the offering is fully subscribed, the number of shares authorized for awards under the plan would increase to 145,000.

In the event the company's stock changes due to a stock split, dividend, combination, reclassification or similar change in capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number of shares subject to the 2004 Plan, the number of shares of stock subject to outstanding stock options, and the exercise price for shares subject to stock options. In the event of a change of control, liquidation or dissolution, unexercised awards will terminate. In the event of a change of control, however, awards will continue if the agreement governing the change of control provides for the assumption, substitution or adjustment of each outstanding award.

Each award must be covered by a written agreement that sets forth the terms and conditions of the award as determined in the sole discretion of the board of directors.

Options are exercisable for a set period of time not to exceed ten years from the date of the grant, and may be subject to a vesting schedule under which they become incrementally exercisable over a period of time. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be an employee.

Options are designated as either "Incentive Stock Options," as defined in Section 422 of the Internal Revenue Code, or "Non-Qualified Stock Options" and are exercisable at a per share price not less than

100% of the fair market value of the common stock on the date of the grant. Incentive Stock Options granted to any person with beneficial ownership of 10% or more of the outstanding shares must be exercisable at a per share price not less than 110% of the fair market value of the common stock on the date of the grant. The 2004 Plan permits, at the discretion of the committee, the option holder to pay the exercise price of any options with cash, company stock held by the option holder for at least six months, or by any combination of cash and company stock.

Options may be exercised only while the recipient is employed, or is serving as a director, or, in the case of incentive stock options, within 90 days after termination of service unless the person is disabled or dies, in which case all incentive stock options terminate after one year from the date of the disability or death. Non-qualified stock options terminate three months after termination of service (unless termination is for cause) or one year from the date of disability or death. Non-qualified stock options are not transferable except by gift to immediate family or by will or the laws of descent and distribution. Incentive stock options are not transferable except by will or the laws of descent and distribution

Shares under restricted stock grants vest over time or upon achievement of performance-based criteria. If a restricted stock grant is forfeited, the company may repurchase the stock at a nominal price.

We have issued a total of 1,880 shares under the 2004 Plan in the form of restricted stock grants to directors in lieu of their annual retainer fee.

Transactions with Management

From time to time, some of the directors and officers of the bank and the company, members of their immediate families, and firms and corporations whom they are associated with do business with us. All future transactions with officers, directors and shareholders holding 5% or more of our stock must be on terms no less favorable to us than could be obtained from third parties.

The bank leases its office from WARZ Investments, LLC, of which bank directors Joseph T. Rose and James E. Wagenblast are members. The bank believes the terms and conditions of the leases are fair to the bank and are substantially comparable to those that would be available to the bank from or to an unaffiliated party.

Director Patrick Culligan provides investment advisory services for the bank's 401 (K) plan, which is offered through Scudder Financial. He is not compensated directly by the bank for these services, but receives annual compensation of 0.225% of the plan assets from Scudder Financial. As of September 30, 2004, the plan assets were approximately $708,000.

Other than these transactions, business between the bank and its directors and officers involves ordinary banking transactions, such as borrowings and investments in time deposits. We make these transactions in the ordinary course of business, on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons. Loans to directors and executive officers do not involve more than the normal risk of collectibility or have other features that would be disadvantageous to the bank. As of September 30, 2004, the aggregate outstanding amount of all loans to officers and directors was approximately $1.13 million, which represented 16.7% of the shareholders equity at that date. These loans included $97,000 secured by residential real estate, $748,000 secured by commercial real estate, and $285,000 unsecured. All of these loans are currently in good standing and are being paid in accordance with their terms.

Stock ownership of directors and executive officers

The following table shows the number of shares of our common stock that each of the directors and executive officers beneficially owned as of November 30, 2004, and the directors and executive officers as a group. The numbers indicate shares held directly with sole voting and investment power, unless otherwise indicated.

Name and Position [(1)]	Number of Shares Owned Before the Offering	Percent of Shares Outstanding [(2)]	Number of Shares Expected to be Owned after the Offering[(3)]	Percent of Shares Outstanding [(4)]
Anita M. Sharman, Director, Vice Chairman	18,235 [(5)]	3.8%	20,737	2.9%
Patrick J. Culligan, Director	13,235 [(6)]	2.7%	15,735	2.2%
John M. Godsey, Jr., Director	10,735 [(7)]	2.3%	13,235	1.8%
Donald B. Kane, Director, Chairman	17,235 [(8)]	3.6%	19,735	2.7%
Martin D. Quandt, Director	3,735 [(9)]	*	8,735	1.2%
John C. Richards, Director	13,335 [(10)]	2.8%	18,335	2.5%
Rick A. Roby, Director, President & CEO	32,735 [(11)]	6.6%	37,735	5.2%
Joseph T. Rose, Director	12,235 [(12)]	2.6%	17,235	2.4%
James E. Wagenblast, Director	62,985 [(13)]	13.2%	67,985	9.4%
Randy V. Blake, CFO	7,000 [(14)]	1.5%	8,250	1.1%
Frederick S. Johnson, Executive Vice President	10,500 [(15)]	2.2%	13,000	1.8%
All directors and officers as a group (11 persons)	201,965 [(5-15)]	38.0%	240,717	30.8%

* Less than 1.0%

(1) The business address for each person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123.
(2) For purposes of calculating percent of shares outstanding, the denominator includes 472,784 shares outstanding at September 30, 2004 plus the respective individual's options. All options held by directors and executive officers are fully vested.
(3) Includes preliminary indications of purchases in the offering. Directors and officers may purchase as many or as few shares as desired, subject to the same terms and conditions as any other person.
(4) For purposes of calculating the expected percentage of shares outstanding, we are assuming that the offering is fully subscribed, so that 250,000 shares are sold in the offering.
(5) Includes 3,000 shares covered by options.
(6) Includes 4,000 shares held in trust for his benefit and 3,000 shares covered by options.
(7) Includes 4,400 shares held jointly with his spouse; 3,100 shares held in trust for his benefit; and 3,000 shares covered by options.
(8) Includes 4,000 shares held jointly with his spouse; 10,000 shares held in trust for his benefit; and 3,000 shares covered by options.
(9) Includes 500 shares held jointly with his spouse and 3,000 shares covered by options.
(10) Includes 10,000 shares held jointly with his spouse and 3,000 shares covered by options.
(11) Includes 24,000 shares covered by options. Includes 8,500 shares held in trust for his benefit.
(12) Includes 9,000 owned jointly with his spouse and 3,000 shares covered by options.
(13) Includes 56,750 shares held as custodian for minor children and 3,000 shares covered by options.
(14) Includes 7,000 shares held in trust for his benefit.
(15) Includes 10,000 shares covered by options and 200 shares held jointly with his spouse.

Other than as reflected in the table above, we are not aware of any shareholder who owns more than 10% of our common stock.

Stock Options

As of September 30, 2004 there were options to purchase 67,000 shares of our common stock outstanding, of which options to purchase 58,000 shares of our common stock are held by directors and executive officers, as listed below.

Name of Holder	Number of shares covered by the option	Exercise Price	Expiration Date
Pat Culligan	2,500	$10.00	December 27, 2010
Pat Culligan	500	$11.48	December 26, 2012
John Godsey	2,500	$10.00	December 27, 2010
John Godsey	500	$11.48	December 26, 2012
Frederick Johnson	9,000	$10.00	October 19, 2009
Frederick Johnson	1,000	$10.63	December 1, 2011
Donald Kane	2,500	$10.00	December 27, 2010
Donald Kane	500	$11.48	December 26, 2012
Martin Quandt	2,500	$10.00	December 27, 2010
Martin Quandt	500	$11.48	December 26, 2012
John Richards	2,500	$10.00	December 27, 2010
John Richards	500	$11.48	December 26, 2012
Rick A. Roby	21,000	$10.00	October 19, 2009
Rick A. Roby	2,500	$10.63	July 1, 2011
Rick A. Roby	500	$11.48	December 26, 2012
Joseph Rose	2,500	$10.00	December 27, 2010
Joseph Rose	500	$11.48	December 26, 2012
Anita Sharman	2,500	$10.00	December 27, 2010
Anita Sharman	500	$11.48	December 26, 2012
James Wagenblast	2,500	$10.00	December 27, 2010
James Wagenblast	500	$11.48	December 26, 2012
Total outstanding options held by directors and officers	58,000		

The number of shares covered or called for by the options previously issued and proposed to be issued to the employees, directors, and other affiliates will not exceed fifteen per cent (15%) of the total number of shares outstanding at the completion of this offering for a one-year period commencing on the effective date of this offering.

Limitation of Director Liability

Columbia Commercial Bancorp's Articles of Incorporation provide, among other things, for the elimination of certain liabilities of directors for monetary damages unless precluded by Oregon law. A director will not be personally liable to the corporation or its shareholders for monetary damages arising out of that director's breach of his or her fiduciary duty of care, except to the extent that Oregon law does not permit exemption from such liabilities. A director remains potentially liable for monetary damages for: (a) any breach of that director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) an improper distribution under Oregon law; or (d) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Our Articles of Incorporation also provide that the corporation will indemnify any officer or director if he or she has been successful on the merits, or otherwise, in the defense of any action, suit or proceeding to which that person is a party by reason of the fact that he or she was a director or officer. Additionally, the Articles of Incorporation provide that each officer of director shall be indemnified for expenses, judgments and settlements in the case of actions other than those brought by or in the name of the company, even though the director or officer was not successful in his defense if he or she acted in good faith, did not engage in intentional misconduct and, with respect to a criminal action or proceeding, did not know his or her conduct was unlawful.

DESCRIPTION OF CAPITAL STOCK

Authorized Stock

Our authorized capital stock consists of 11,000,000 shares, with no par value, divided into 1,000,000 shares of preferred stock, of which no shares are outstanding, and 10,000,000 shares of common stock of which 472,784 shares of common stock were outstanding as of the date of this Offering Circular.

Voting Rights

All voting rights are vested in holders of the common stock, each share being entitled to one vote on all matters presented for a vote, including the election of directors. The Articles of Incorporation provide that stockholders do not have cumulative voting rights in the election of directors.

The board of directors or the shareholders may designate preferences, limitations and relative rights associated with a series of preferred stock through an amendment of the Articles of Incorporation. Pursuant to the Articles of Incorporation, the board of directors, without shareholder approval, could issue preferred stock with conversion rights that may adversely affect the voting power of holders of common stock. At this time, there are no shares of preferred stock outstanding and no series of preferred stock have been designated. The board of directors currently has no plans to designate a series a preferred stock or issue shares of preferred stock.

Dividends

Shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available. Our ability to pay dividends is substantially dependent on dividends paid by the bank. The Oregon Bank Act limits the payment of dividends by a bank to retained earnings after deductions relating to unreserved non-performing assets, accrued expenses, interest and taxes. We are also currently subject to limitations on declaring dividends under the terms of our line of credit with US Bank.

Preemptive Rights

Our Articles of Incorporation provide that shareholders do not have any preemptive right to acquire unissued shares of capital stock.

Liquidation Rights

In the event of liquidation, shareholders are entitled to share equally and ratably in the assets remaining after provision for all debts and liabilities.

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes In Banking Laws And Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, the Act also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Neither Columbia Commercial Bancorp nor Columbia Community Bank is a publicly reporting company; therefore, neither is expressly subject to the requirements of the Act. However, the FDIC recently issued guidance recommending, among other things, that FDIC supervised non-public banks follow certain provisions of the Act. In particular, for banks like Columbia Community Bank, with less than $500 million in total assets, the FDIC believes that certain provisions of the Act mirror existing policy guidance related to corporate governance and otherwise represent sound corporate governance policies. As a result, the FDIC encourages each bank to consider implementing these provisions to the extent feasible, given the bank's size, complexity and risk profile. Columbia Community Bank will certainly incur additional expense as it reviews and implements certain corporate governance policies consistent with the FDIC's recommendations; however, it is not expected that such actions will have a material impact on its business or financial results.

Federal Bank Holding Company Regulation

Columbia Commercial Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Columbia Commercial Bancorp must file annual reports with the Federal Reserve and provide it with such additional information as the Federal Reserve may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting. We have not elected to be a financial holding company.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or (ii) engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Columbia Commercial Bancorp's ability to obtain funds from Columbia Community Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. Columbia Community Bank and Columbia Commercial Bancorp cannot engage in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Columbia Community Bank may not generally require, as a condition to extending credit, that a customer obtain other services from it or from Columbia Commercial Bancorp, or that a customer refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, Columbia Commercial Bancorp will be expected to act as a source of financial and managerial strength to Columbia Community Bank. This means that Columbia Commercial Bancorp will be required to commit, as necessary, resources to support Columbia Community Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Bank Regulation

General. As an Oregon state-chartered bank with deposits insured by the FDIC, Columbia Community Bank is subject to the supervision and regulation of the Oregon Department of Consumer and Business Services through the Division of Finance and Corporate Securities and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe to be unsafe or unsound banking practices. Columbia Community Bank's deposits are insured to a maximum of $100,000 per depositor by the FDIC, and Columbia Community Bank pays semiannual deposit insurance premium assessments to the FDIC.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluates the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (i) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain lending limits and restrictions on overdrafts also apply to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. Oregon has permitted interstate banking for a number of years, and in 1996, "opting in" legislation was enacted, specifically authorizing interstate mergers. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of Columbia Commercial Bancorp's cash revenues is dividends received from Columbia Community Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies. See "BUSINESS CAPITAL" for the bank's ratios at June 30, 2004 and December 31, 2003.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. Columbia Community Bank has not elected to become a financial holding company. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

To the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than Columbia Community Bank currently offers, and these companies may be able to aggressively compete in the markets currently served by Columbia Community Bank.

Anti-terrorism Legislation

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While management believes the Patriot Act may, to some degree, affect the bank 's recordkeeping and reporting expenses, it does not believe that the Act will have a material adverse effect on the bank 's business and operations.

Effects Of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the bank cannot be predicted with certainty.

CERTAIN LEGAL MATTERS

Certain matters in connection with the offering will be passed upon for Columbia Commercial Bancorp by the law firm of Foster Pepper Tooze LLP, Portland, Oregon.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Note: These consolidated financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

COLUMBIA COMMERCIAL BANCORP
AND SUBSIDIARIES

INDEPENDENT AUDITOR'S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003 (UNAUDITED), AND
DECEMBER 31, 2003, 2002, AND 2001

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Columbia Commercial Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Columbia Commercial Bancorp and Subsidiaries as of December 31, 2003, 2002, and 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Columbia Commercial Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Commercial Bancorp and Subsidiaries as of December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
March 2, 2004

	September 30,	December 31,		
	2004	2003	2002	2001
	(Unaudited)			
ASSETS				
Cash and due from banks	$ 8,986,221	$ 2,185,435	$ 3,102,547	$ 1,918,480
Federal funds sold	1,585,000	-	860,000	1,535,000
Cash and cash equivalents	10,571,221	2,185,435	3,962,547	3,453,480
Investment securities available-for-sale, at fair value	12,079,934	16,447,617	11,745,610	7,344,091
Federal Home Loan Bank stock	885,200	737,400	331,400	126,300
Loans, net of allowance for loan losses and unearned income	96,227,676	86,071,464	53,060,827	37,782,276
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	543,858	507,939	501,813	221,151
Accrued interest receivable and other assets	644,035	614,059	464,291	437,776
TOTAL ASSETS	$ 120,951,924	$ 106,563,914	$ 70,066,488	$ 49,365,074
LIABILITIES				
Deposits:				
Noninterest-bearing demand deposits	$16,347,284	$ 12,524,695	$8,353,511	$ 6,218,139
Interest-bearing demand and money market accounts	36,432,383	26,965,668	20,658,871	13,752,540
Savings deposits	281,044	528,173	219,921	489,070
Time deposits	28,636,803	29,775,246	22,412,442	17,764,568
Total deposits	81,697,514	69,793,782	51,644,745	38,224,317
Repurchase agreements	6,372,875	6,226,632	4,526,481	3,579,465
Federal funds purchased		2,715,000		
Federal Home Loan Bank borrowings	21,000,000	18,500,000	8,000,000	2,500,000
Guaranteed undivided beneficial interest in floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities)		3,000,000		-
Subordinated debentures	3,093,000	-		-
Other capital debt	1,500,000	-	-	-
Accrued interest payable and other liabilities	505,818	316,666	388,151	223,689
TOTAL LIABILITIES	114,169,207	100,552,080	64,559,377	44,527,471
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)				
STOCKHOLDERS' EQUITY				
Common stock, no par value, 4,000,000 shares authorized; 472,784 issued and outstanding at September 30, 2004 (unaudited), 470,904 issued and outstanding at December 31, 2003 and 2002, and 468,504 issued and outstanding at December 31, 2001, respectively	2,376,026	2,347,826	2,347,826	2,335,826
Surplus	2,519,012	2,519,012	2,519,012	2,501,012
Retained earnings	1,859,323	1,165,571	510,480	(10,525)
Accumulated other comprehensive income (loss)	28,356	(20,575)	129,793	11,290
TOTAL STOCKHOLDERS' EQUITY	6,782,717	6,011,834	5,507,111	4,837,603
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$120,951,924	$ 106,563,91	$ 70,066,488	$ 49,365,074

See accompanying notes.

	Nine Months Ended September 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)			
INTEREST INCOME					
Loans	$ 5,053,390	$ 3,594,882	$ 5,116,945	$ 3,894,213	$ 2,666,925
Investment securities available-for-sale	452,260	387,607	514,532	474,084	329,871
Other interest and dividend income	25,387	10,034	49,868	37,372	94,451
Total interest income	5,531,037	3,992,523	5,681,345	4,405,669	3,091,247
INTEREST EXPENSE					
Interest-bearing demand deposits, money market accounts, and savings deposits	356,500	295,239	402,312	394,469	445,202
Time deposits	615,430	484,479	660,913	810,600	678,574
Repurchase agreements	55,944	99,902	124,325	119,220	95,561
Federal funds purchased	4,060	4,695	8,518	151	988
Federal Home Loan Bank borrowings	447,832	266,973	397,560	180,075	14,223
Other borrowings	133,645	65,699	98,231	-	-
Total interest expense	1,613,411	1,216,987	1,691,859	1,504,515	1,234,548
Net interest income	3,917,626	2,775,536	3,989,486	2,901,154	1,856,699
PROVISION FOR LOAN LOSSES	370,000	339,836	573,836	287,500	150,000
Net interest income after provision for loan losses	3,547,626	2,435,700	3,415,650	2,613,654	1,706,699
NONINTEREST INCOME					
Service charges and fees	69,978	69,373	90,081	57,952	36,531
Other income	71,812	26,477	38,144	36,270	16,548
Gain on sale of investment securities available-for-sale	10,770	72,935	72,783	61,293	16,634
Total noninterest income	152,560	168,785	201,008	155,515	69,713
NONINTEREST EXPENSE					
Salaries and employee benefits	1,456,994	1,074,839	1,462,820	1,159,428	814,750
Net occupancy and equipment	378,476	294,578	409,710	262,971	147,603
Data processing	145,666	101,026	174,674	122,021	83,099
Advertising	11,326	4,033	34,263	38,451	20,017
Other expenses	556,472	364,564	442,274	339,353	214,375
Total noninterest expense	2,548,934	1,839,040	2,523,741	1,922,224	1,279,844
INCOME BEFORE PROVISION FOR INCOME TAXES	1,151,252	765,445	1,092,917	846,945	496,568
PROVISION FOR INCOME TAXES	457,500	278,676	437,826	325,940	191,610
NET INCOME	$ 693,752	$ 486,769	$ 655,091	$ 521,005	$ 304,958
BASIC EARNINGS PER COMMON SHARE	$ 1.47	$ 1.03	$ 1.39	$ 1.11	$ 0.71
DILUTED EARNINGS PER COMMON SHARE	$ 1.41	$ 0.99	$ 1.34	$ 1.09	$ 0.70

See accompanying notes.

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount	Surplus				
BALANCE, December 31, 2000 (Audited)	400,000	$ 2,000,000	$ 1,993,968	$ (315,483)	$ 9,306	$ 3,687,791	
Issuance of common stock	68,504	335,826	507,044	-	-	842,870	
Net income	-	-	-	304,958	-	304,958	$ 304,958
Other comprehensive income – unrealized gains on investment securities available-for-sale of $12,963 (net of taxes of $6,667)	-	-	-	-	12,963	12,963	12,963
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $10,979 (net of taxes of $5,655)	-	-	-	-	(10,979)	(10,979)	(10,979)
Total comprehensive income							$ 306,942
BALANCE, December 31, 2001 (Audited)	468,504	2,335,826	2,501,012	(10,525)	11,290	4,837,603	
Issuance of common stock	2,400	12,000	18,000	-	-	30,000	
Net income	-	-	-	521,005	-	521,005	$ 521,005
Other comprehensive income – unrealized gains on investment securities available-for-sale of $156,811 (net of taxes of $94,086)	-	-	-	-	156,811	156,811	156,811
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $38,308 (net of taxes of $22,985)	-	-	-	-	(38,308)	(38,308)	(38,308)
Total comprehensive income							$ 639,508

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock			Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Stockholders'	Comprehensive
	Shares	Amount	Surplus	Deficit)	Income (Loss)	Equity	Income
BALANCE,							
December 31, 2002 (Audited)	470,904	$ 2,347,826	$ 2,519,012	$ 510,480	$ 129,793	$ 5,507,111	
Net income	-	-	-	655,091	-	655,091	655,091
Other comprehensive income – unrealized losses on investment securities available-for-sale of $195,857 (net of taxes of $97,929)	-	-	-	-	(195,857)	(195,857)	(195,857)
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $45,489 (net of taxes of $27,294)	-	-	-	-	45,489	45,489	45,489
Total comprehensive income							$ 504,723
BALANCE,							
December 31, 2003 (Audited)	470,904	2,347,826	2,519,012	1,165,571	(20,575)	6,011,834	
Net income	-	-	-	693,752	-	693,752	$ 693,752
Issuance of restricted stock	1,880	28,200				28,200	
Other comprehensive income – unrealized gains on investment securities available-for-sale of $42,469 (net of taxes of $25,481)	-	-	-	-	42,469	42,469	42,469
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net net income of $6,462 (net of taxes of $4,308)	-	-	-	-	6,462	6,462	6,462
Total comprehensive income							$ 742,683
BALANCE,							
September 30, 2004 (Unaudited)	472,784	$ 2,376,026	$ 2,519,012	$ 1,859,323	$ 28,356	$ 6,782,717	

See accompanying notes.

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income	$ 693,752	$ 486,769	$ 655,091	$ 521,005	$ 304,958
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	109,411	80,460	110,407	86,799	50,551
Amortization of investment security premiums	96,221	203,537	299,439	24,679	10,635
Gain on sales of investment securities available-for-sale	(10,770)	(72,935)	(72,783)	(61,293)	(14,599)
Provision for loan losses	370,000	339,836	573,836	287,500	150,000
Deferred income tax expense	-	75,750	101,000	89,000	96,000
Federal Home Loan Bank stock dividends	(15,400)	(28,600)	(37,300)	(5,700)	(3,000)
Stock compensation expense	28,200	-	-	-	-
Changes in assets and liabilities:					
Accrued interest receivable and other assets	46,802	(145,849)	(173,297)	(187,511)	(37,394)
Accrued interest payable and other liabilities	189,152	(56,253)	(71,485)	164,462	108,827
Net cash from operating activities	1,507,368	882,715	1,384,908	918,941	665,978
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sales of investment securities available-for-sale	-	3,772,321	3,772,321	7,806,526	3,242,982
Proceeds from maturity and call of investment securities available-for-sale	4,347,385	4,023,661	5,928,690	1,845,594	1,747,168
Purchase of investment securities available-for-sale	-	(13,775,538)	(14,857,513)	(13,826,526)	(7,682,838)
Purchase of Federal Home Loan Bank stock	(132,400)	(278,600)	(368,700)	(199,400)	(88,200)
Net increase in loans	(10,526,212)	(21,857,235)	(33,584,473)	(15,566,051)	(18,476,762)
Purchase of furniture, equipment, and leasehold improvements	(145,330)	(74,177)	(116,533)	(367,461)	(73,280)
Net cash from investing activities	(6,456,557)	(28,189,568)	(39,226,208)	(20,307,318)	(21,330,930)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net change in demand deposits, money market accounts, and savings deposits	13,042,175	12,870,804	10,786,233	8,772,554	7,468,286
Net change in time deposits	(1,138,443)	1,828,204	7,362,804	4,647,874	10,112,068
Net change in repurchase agreements	146,243	5,130,664	1,700,151	947,016	1,443,027
Net change in federal funds purchased	(2,715,000)	-	2,715,000	-	-
Proceeds from Federal Home Loan Bank borrowings	2,500,000	6,000,000	10,500,000	5,500,000	2,500,000
Proceeds from issuance of Trust Preferred Securities	-	3,000,000	3,000,000	-	-
Proceeds from issuance of Other Capital Debt	1,500,000	-	-	-	-
Proceeds from sale of common stock, net of issuance costs	-	-	-	30,000	842,870
Net cash from financing activities	13,334,975	28,829,672	36,064,188	19,897,444	22,366,251

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2004 (Unaudited)	Nine Months Ended September 30, 2003 (Unaudited)	Years Ended December 31, 2003	Years Ended December 31, 2002	Years Ended December 31, 2001
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 8,385,786	$ 1,522,819	$ (1,777,112)	$ 509,067	$ 1,701,299
CASH AND CASH EQUIVALENTS, beginning of period	2,185,435	3,962,547	3,962,547	3,453,480	1,752,181
CASH AND CASH EQUIVALENTS, end of period	$ 10,571,221	$ 5,485,366	$ 2,185,435	$ 3,962,547	$ 3,453,480
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Cash paid during the year for interest	$ 1,604,396	$ 1,230,149	$ 1,696,925	$ 1,515,784	$ 1,237,622
Cash paid during the year for taxes	$ 348,846	$ 391,252	$ 459,213	$ 46,800	$ 75,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES					
Change in fair value of investment securities available-for-sale, net of taxes	$ 48,931	$ (166,409)	$ (150,368)	$ 118,503	$ 1,984

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying consolidated financial statements include the accounts of Columbia Commercial Bancorp (the Company), a bank holding company established in February 2002, and its wholly-owned subsidiaries, Columbia Community Bank (the Bank) and Columbia Commercial Statutory Trust – I. Substantially all activity of the Company is conducted through the Bank and all significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial information included with the interim consolidated financial statements has been prepared by management without audit by independent public accounts. The Company's annual report contains audited consolidated financial statements. In the opinion of management, all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein have been made. The results of operations for the nine months ended September 30, 2004, are not necessarily indicative of results to be anticipated for the year ending December 31, 2004.

Organization – In April 1999, the Bank received regulatory approval to become a state-chartered institution authorized to provide banking services in the state of Oregon. The Bank, operating from its headquarters in Hillsboro, Oregon, provides banking services to businesses and individuals located primarily in the markets from which the Bank operates its three full-service branches in Hillsboro, Forest Grove, and Beaverton, Oregon. The Bank is subject to the regulations of certain federal and state agencies and will undergo periodic examinations by those regulatory authorities.

During 2002, Columbia Commercial Bancorp, an Oregon corporation, was formed for the purpose of becoming a holding company for the Bank. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to the supervision and examination by the Federal Reserve Board. With formation of the holding company, a tax-free structural reorganization was completed under an Agreement and Plan of Exchange, whereby each one of the issued and outstanding shares of the Bank's common stock was exchanged for one share of Columbia Commercial Bancorp common stock.

On March 12, 2003, the Company formed Columbia Commercial Statutory Trust – I (the Trust), a wholly-owned Connecticut statutory business trust, for the purpose of issuing guaranteed undivided beneficial interests in floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). During March 2003, the Trust issued $3 million in Trust Preferred Securities. The Company used the proceeds from the Trust Preferred Securities offering to fund continued growth of the Bank.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Financial statement presentation and use of estimates – The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reporting practices applicable to the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Significant estimates are necessary in determining the recorded value of the allowance for loan losses and available-for-sale investment securities. Management believes the assumptions used in arriving at these estimates are appropriate.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash, interest-bearing deposits with correspondent banks, and federal funds sold. Federal funds sold represent excess cash funds that are generally invested on a daily basis.

The Bank maintains balances in correspondent bank accounts which at times may exceed federally insured limits. Management believes that its risk of loss associated with such balances is minimal due to the financial strength of the correspondent banks. The Bank has not experienced any losses in such accounts.

Investment securities – The Bank is required to designate debt and equity securities as "available-for-sale," "held-to-maturity," or "trading" investments. Accordingly, the Bank has designated all of its investment securities as "available-for-sale" at December 31, 2003 and 2002.

Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at fair value. Unrealized gains and losses, net of tax, are reported as other comprehensive income. Gains and losses on the sale of available-for-sale investment securities are determined using the specific-identification method.

Declines in the fair value of individual securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Other than temporary declines result in impairment when factors are evident that the fair value of the investment security will not be recovered over the period to expected maturity. Such write-downs would be included in earnings as realized losses.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Federal Home Loan Bank stock – The Bank's investment in Federal Home Loan Bank (FHLB) stock is a restricted investment carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are made at the discretion of the FHLB.

Loans, net of allowance for loan losses and unearned income – Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by the simple-interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The allowance for loan losses is maintained to provide for losses that can reasonably be anticipated. The allowance is based on ongoing quarterly assessments of the probable losses inherent in the loan portfolio. A reserve for losses on unfunded loan commitments is provided as an other liability to reflect the Bank's potential exposure to loss from future borrowings under commitments to extend credit.

The allowance for loan losses is increased by provisions charged to operations during the current period and reduced by loan charge-offs, net of recoveries. Loans are charged against the allowance when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses, inherent in existing loans and commitments to extend credit, based on evaluations of the probability of collection. In evaluating the probability of collection, management is required to make estimates and assumptions that affect the reported amounts of loans, allowance for loan losses and the provision for credit losses charged to operations. Actual results could differ significantly from those estimates. These evaluations taken into consideration such factors as the composition of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The Bank's methodology for assessing the adequacy of the allowance for credit losses consists of several key elements, which include the formula allowance, specific allowances, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unfunded loan commitments. Loss factors are based on the Bank' historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. The Bank determines the loss factors for problem graded loans (substandard, doubtful, and loss), special mention loans, and pass graded loans, based on a loss an analytical model. The model incorporates the Bank's historical losses and provides adjustments to recognize and quantify the loss exposure from changes in market

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

conditions and trends in the loan portfolio. For purposes of this analysis, loans are grouped by internal risk classifications which are "pass," "special mention," "substandard," "doubtful," and "loss." Certain loans are homogenous in nature and are therefore pooled by risk grade. These homogenous loans include consumer installment and home equity loans. Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard loans have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A loan classified as "doubtful" has critical weaknesses that make full collection of the obligation improbable. Classified loans, as defined by the Bank, include loans categorized as substandard, doubtful, and loss.

Specific allowances are established based on management's periodic evaluation of loss exposure inherent in classified loans, impaired loans, and other loans in which management believes there is a probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated portion of the allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The conditions may include, but are not limited to, general economic and business conditions affecting the key lending areas of the Bank, credit quality trends, collateral values, loan volumes and concentration, and other business conditions.

The allowance analysis also incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures." A loan is considered impaired when management determines that it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the original recorded investment in the loan and the estimated present value of the total expected cash flows, discounted at the loan's effective rate, or the fair value of the collateral, if the loan is collateral dependent. Any differences in the specific allowance amounts calculated in the impaired loan analysis and the model analysis described above are reconciled by management and changes are made to the allowance as deemed necessary.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the expected useful lives of the assets, ranging from 3 to 15 years. Amortization of leasehold improvements is computed using the straight-line method over the lease term or expected life of the related asset, whichever is less. The costs of maintenance and repairs are expensed as they are incurred, while major expenditures for renewals and betterments are capitalized.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Advertising costs – The Bank expenses advertising costs as they are incurred. Advertising costs were $34,263, $38,451, and $20,017 for the years ended December 31, 2003, 2002, and 2001, respectively.

Stock-based compensation – The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of the Company's stock at the date of each grant. No compensation costs were recognized in 2003 or 2002. Had compensation of the Company's stock option plan been determined based on the fair value at the grant dates for awards under these plans consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," net income for the periods ended December 31, 2003 and 2002, would approximate the pro forma amounts below.

	For the Nine Months Ended September 30, 2004 (Unaudited)	Years Ended December 31, 2003	2002	2001
Net income:				
As reported	$ 693,752	$655,091	$521,005	$304,958
Less compensation expense from issuance of stock options	-	(4,250)	(13,801)	(19,264)
Pro forma	$ 693,752	$650,841	$507,204	$285,694
Pro forma basic earnings per share	$ 1.47	$ 1.38	$ 1.08	$ 0.67
Pro forma diluted earnings per share	$ 1.41	$ 1.33	$ 1.06	$ 0.66

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The fair value of each option granted in 2003 and 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0.0%, (2) expected volatility of 12.5% for 2003 and 16.2% for 2002, (3) risk-free rate of 2.75% for 2003 and 3.00% for 2002, and (4) expected life of eight years.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. Additional awards in future years are anticipated.

Off-balance-sheet financial instruments – The Bank holds no derivative financial instruments. However, in the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Fair value of financial instruments – The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities available-for-sale – Fair value for investment securities are based on quoted market prices or the market values for comparable securities.

Federal Home Loan Bank stock – The carrying amount approximates the estimated fair value.

Loans – For certain variable rate loans, fair value is estimated at carrying value, as these loans reprice to market frequently. The fair value of other types of loans is estimated by discounting future cash flows, using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities – The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows, using the rates currently offered for deposits of similar remaining maturities.

Repurchase agreements and federal funds purchased – Due to their short-term nature, the carrying amounts of borrowings under repurchase agreements and federal funds purchased approximate their fair values.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Federal Home Loan Bank borrowings and Trust Preferred Securities – Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of these borrowings.

Commitments to extend credit, credit card commitments, and standby letters of credit – The fair values of these off-balance sheet commitments to extend credit, credit card commitments, and standby letters of credit are not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

Earnings per share – Basic earnings per share is computed by dividing net income available to shareholders by the weighted-average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury stock method.

Recently issued accounting standards – In June 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards regarding classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires financial instruments within the scope of this statement to be classified as liabilities (or an asset in some circumstances). Many of these financial instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption, transition is achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value. The Company's management does not expect that the application of the provisions of this statement will have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company's management does not expect that the application of the provisions of this statement will have a material impact on the consolidated financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In December 2003, FASB made revisions and delayed implementation of certain provisions of FIN 46. The Company is now required to apply FIN 46 to all unconsolidated variable interest entities no later than March 31, 2004, with the exception of unconsolidated special-purpose entities, which had an implementation deadline of December 31, 2003. Special-purpose entities for this provision are expected to include entities whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. The Company's management expects that the application of the provisions of this interpretation will result in the deconsolidation of its wholly-owned subsidiary, Columbia Commercial Statutory Trust-1, and the reclassification in the first quarter of 2004 of Trust Preferred Securities as subordinated debentures.

Reclassifications – Certain reclassifications have been made to the 2002 consolidated financial statements to conform with the current year presentations.

NOTE 2 – INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Obligations of U.S. government agencies	$ 2,000,000	$ 19,143	$ (4,687)	$ 2,014,456
Mortgage-backed securities	14,407,851	77,838	(112,528)	14,373,161
Equity securities	60,000	-		60,000
	$16,467,851	$ 96,981	$(117,215)	$16,447,617

NOTE 2 – INVESTMENT SECURITIES – (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002:				
Obligations of U.S. government agencies	$3,054,704	$ 79,351	$ -	$ 3,134,055
Mortgage-backed securities	8,423,301	128,254		8,551,555
Equity securities	60,000	-		60,000
	$11,538,005	$ 207,605	$ -	$ 11,745,610

Proceeds from the sale of available-for-sale securities were $3,772,321, $7,806,526, and $3,242,982 for the years ended December 31, 2003, 2002, and 2001, respectively. There were no significant loans recognized on these sales of investment securities. Net realized gains were $72,783 in 2003, $61,293 in 2002, and $14,599 in 2001.

The following table presents the gross unrealized losses and fair value of the Bank's investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less Than 12 Months		12 Months or More		Totals	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. government agencies	$ 995,312	$ (4,687)	$ -	$ -	$ 995,312	$ (4,687)
Mortgage-backed securities	8,719,728	(112,528)	-	-	8,719,728	(112,528)
Total temporarily impaired securities	$ 9,715,040	$(117,215)	$ -	$ -	$ 9,715,040	$ (117,215)

NOTE 2 – INVESTMENT SECURITIES – (continued)

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers could have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 2,115,829	$ 2,133,368
Due after five years through ten years	3,319,919	3,309,713
Due after ten years	10,972,103	10,944,536
Equity securities	60,000	60,000
	$16,467,851	$ 16,447,617

For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

As of December 31, 2003, investment securities with an estimated fair value of $12,295,737 were pledged to secure repurchase agreements, Federal Home Loan Bank borrowings, and public deposit accounts as permitted or required by law.

NOTE 3 – LOANS

Loans consist of the following:

	2003	2002
First mortgage loans:		
Real estate construction	$27,572,086	$17,834,743
Commercial real estate	29,671,177	19,052,718
Residential mortgage (1 – 4 family)	2,470,117	1,481,827
Agricultural real estate	1,001,481	895,113
Other loans:		
Commercial	25,926,912	13,894,958
Consumer	976,428	971,145
	87,618,201	54,130,504
Allowance for loan losses	(987,512)	(725,000)
Unearned income	(559,225)	(344,677)
Loans, net of allowance for loan losses and unearned income	$86,071,464	$53,060,827

Changes in the allowance for loan losses were as follows:

	2003	2002	2001
BALANCE, beginning of year	$ 725,000	$ 460,000	$ 310,000
Provision for loan losses	573,836	287,500	150,000
Loans charged off	(312,487)	(22,500)	-
Recoveries	1,163	-	-
BALANCE, end of year	$ 987,512	$ 725,000	$ 460,000

The Bank has recognized impaired loans with a recorded balance of $734,100 and $127,500 at December 31, 2003 and 2002, respectively. The Bank has specific allowances for loan losses related to these loans in the amount of $129,547 at December 31, 2003. There was no allowance for loan losses related to impaired loans at December 31, 2002. The average recorded investment in impaired loans was $260,280 and $25,000 for 2003 and 2002, respectively. Interest income recognized for cash payments received on these loans was $5,904 for 2003 and $4,880 for 2002. Had the impaired loans performed according to the original terms, additional interest income recognized would have been $11,390 for 2003 and $3,682 for 2002.

NOTE 3 – LOANS – (continued)

Loans pledged to secure Federal Home Loan Bank borrowings were $34,806,376 and $11,788,343 at December 31, 2003 and 2002, respectively.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

The composition of furniture, equipment, and leasehold improvements is summarized as follows:

	2003	2002
Furniture and equipment	$ 559,442	$ 472,364
Leasehold improvements	232,429	225,853
Total furniture, equipment, and leasehold improvements	791,871	698,217
Less accumulated depreciation and amortization	(283,932)	(196,404)
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	$ 507,939	$ 501,813

Depreciation and amortization expense amounted to $110,407 and $86,799 for the years ended December 31, 2003 and 2002, respectively.

NOTE 5 – TIME DEPOSITS

Time certificates of deposit of $100,000 and over aggregated $12,370,715 at December 31, 2003, and $7,646,941 at December 31, 2002.

At December 31, 2003, the scheduled maturities for all time deposits are as follows:

Years ending December 31,	2004	$20,148,189
	2005	6,482,490
	2006	1,369,602
	2007	942,720
	2008	832,245
		$29,775,246

NOTE 6 – REPURCHASE AGREEMENTS AND FEDERAL FUNDS PURCHASED

As of December 31, 2003 and 2002, the Bank had outstanding securities sold under agreements to repurchase totaling $6,226,632 and $4,526,481, respectively. Repurchase agreements provide for interest at variable rates, which ranged from 0.40% to 1.50% and 0.75% to 2.65% at December 31, 2003 and 2002, respectively. The repurchase agreements are collateralized by obligations of U.S. government agency securities and mortgage-backed securities, earning interest at 4.50% to 6.50%.

The Bank also had unsecured overnight federal funds purchased of $2,715,000 at December 31, 2003, with interest rates from 1.0% to 1.99%. There were no federal funds purchased at December 31, 2002.

NOTE 7 – FEDERAL HOME LOAN BANK BORROWINGS

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle and has entered into an "Advances, Security and Deposit Agreement" which provides a credit arrangement from the FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 2003, the Bank had borrowings outstanding with the FHLB of $18,500,000. The promissory notes mature between 2004 and 2013 with rates ranging from 1.20% to 5.22%. The Bank had $8,000,000 in borrowings from the FHLB at December 31, 2002. As of December 31, 2003, the scheduled maturities of Federal Home Loan Bank borrowings are as follows:

Years ending December 31,	2004	$ 4,500,000
	2005	2,300,000
	2006	3,700,000
	2007	3,500,000
	2008	1,000,000
	2009	3,500,000
		$18,500,000

NOTE 8 – TRUST PREFERRED SECURITIES

In March 2003, the Company formed a wholly-owned Connecticut statutory business trust subsidiary, Columbia Commercial Statutory Trust – I (the Trust), which issued $3,000,000 of guaranteed undivided beneficial interests in the Company's floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). These debentures qualify as Tier 1

NOTE 8 – TRUST PREFERRED SECURITIES – (continued)

capital under regulatory guidelines. All common securities of the Trust are owned by the Company. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase $3,093,000 of subordinated deferrable interest debentures of the Company. The debentures, which represent the sole asset of the Trust, possess the same terms as the Trust Preferred Securities and accrue interest quarterly at the applicable London Interbank Offered Rate (LIBOR) plus 3.15% per annum. Interest payments are deferrable at the discretion of the Company for the first five years. As of December 31, 2003, all interest payments to the Trust and all dividend payments by the Trust were current.

In conjunction with the issuance of the Trust Preferred Securities, the Company entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of (1) accrued and unpaid distributions required to be paid on the Trust Preferred Securities, (2) the redemption price with respect to any Trust Preferred Securities called for redemption by the Trust, and (3) payments due upon a voluntary or involuntary dissolution, winding up, or liquidation of the Trust. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on March 26, 2033, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust in whole or in part, on or after March 26, 2008. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest. For the year ended December 31, 2003, interest expense on the debentures and the corresponding dividends paid on the Trust Preferred Securities totaled $98,231.

NOTE 9 – INCOME TAXES

Components of the provision for income taxes include the following:

	2003	2002	2001
Current			
Federal	$ 278,868	$ 189,240	$ 77,041
State	57,958	47,700	18,569
	336,826	236,940	95,610
Deferred			
Federal	86,000	75,000	81,000
State	15,000	14,000	15,000
	101,000	89,000	96,000
Provision for income taxes	$ 437,826	$ 325,940	$ 191,610

NOTE 9 – INCOME TAXES – (continued)

As of December 31, 2003, the Bank had available to offset future taxable income unamortized preopening expenses capitalized for tax purposes of $27,000. These preopening expenses are being amortized and deducted for tax purposes over a 60-month period.

Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. The nature and components of deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 209,000	$ 177,000
Unamortized preopening expenses	11,000	47,000
Total deferred tax assets	220,000	224,000
Deferred tax liabilities:		
Accrual to cash adjustment	(144,000)	(134,000)
Accumulated depreciation	(60,000)	(21,000)
Loan fees	(77,000)	(44,000)
Other	(19,000)	(4,000)
Total deferred tax liabilities	(300,000)	(203,000)
Net deferred tax (liabilities) assets	$ (80,000)	$ 21,000

Management believes, based upon the Company's historical performance, that the deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced the deferred tax assets by a valuation allowance.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – (continued)

The Bank's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk at December 31, 2003, are as follows:

Commitments to extend credit	$ 22,595,791
Commercial and standby letters of credit	862,000
	$ 23,457,791

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

Substantially all of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. The majority of such customers are also depositors of the Bank. Concentrations of credit by type of loan are set forth in Note 3. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $450,000 without approval from the Board of Directors' loan committee.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – As of December 31, 2003, the Bank leased certain properties and office equipment under noncancellable operating leases.

Future minimum lease payments associated with the properties are as follows:

Years ending December 31,	2004	$270,036
	2005	250,200
	2006	208,824
	2007	169,816
	2008	21,900
		$920,776

Total rent expense, net of sublease income, was $200,069 and $136,580 for the years ended December 31, 2003 and 2002, respectively.

The Bank's office space in Hillsboro, Oregon, is under a lease agreement with a related party which expires on March 31, 2008. Rent paid to the related party for this lease was $109,200 and $107,400 for the years ended December 31, 2003 and 2002, respectively.

The Bank subleased a portion of its office space to related parties under two separate agreements which terminated in 2003. Rental income for these leases was $42,000 for both of the years ended December 31, 2003 and 2002.

Legal contingencies – The Company may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to the Company that are expected to have a material adverse effect on its consolidated financial condition.

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES

Certain directors, executive officers, and principal stockholders are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. Management believes all loans and commitments to loan included in such transactions are made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collection or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

	2003	2002
BALANCE, beginning of year	$ 924,124	$ 846,520
Loans made	425,579	473,410
Loans repaid	(368,967)	(395,806)
BALANCE, end of year	$ 980,736	$ 924,124

NOTE 14 – EMPLOYEE BENEFIT PLAN

During 2000, the Bank adopted a 401(k) plan in which substantially all employees participate. Employees may contribute the maximum permissible under federal tax laws. The Bank made 50% matching contributions in 2003 and 2002, up to 8% of total employee contributions. All employees participating at the adoption of the plan are fully vested in employer matching contributions, while other employees vest in their employer match ratably over a six-year period based on their date of hire. For the years ended December 31, 2003 and 2002, the Bank's matching contributions were $55,796 and $32,392, respectively.

NOTE 15 – STOCK-BASED COMPENSATION

The Company has reserved 80,000 shares of its common stock for issuance under a stockholder-approved stock option plan. The exercise price for each option will be the fair market value of the underlying common stock at the time the option is granted. The options have varying vesting periods, ranging from immediate to up to three years, and expire no later than ten years after the effective date of grant. The following summarizes options available and outstanding under this plan:

	2003		2002	
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
BALANCE, beginning of year	67,000	$10.04	60,250	$10.08
Granted	2,500	$10.63	6,750	$11.20
BALANCE, end of year	69,500	$10.17	67,000	$10.15
Options exercisable, end of year	66,500	$10.17	58,250	$10.04
Options available for grant, end of year	10,500		13,000	
Weighted-average fair value per share of options granted during the year	$ 2.75		$ 3.26	

As of December 31, 2003, exercise prices range from $10.00 to $11.48, and the weighted-average exercise price and contractual life for all options outstanding is $10.17 per share and 3.98 years, respectively.

NOTE 16 – EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the year, retroactively adjusted for stock dividends and splits. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under existing stock option plans. The following table illustrates the computations of basic and diluted earnings per share for the periods presented:

	Net Income (Numerator)	Average Shares (Denominator)	Per Share Amount
September 30, 2004 (unaudited)			
Basic earnings per common share – income available to common shareholders	$ 693,652	472,033	$ 1.47
Effect of assumed conversion of dilutive stock options	-	21,063	
Diluted earnings per common share	$ 693,652	493,096	$ 1.41
September 30, 2003 (unaudited)			
Basic earnings per common share – income available to common shareholders	$ 486,769	470,904	$ 1.03
Effect of assumed conversion of dilutive stock options	-	18,562	
Diluted earnings per common share	$ 486,769	489,466	$ 0.99
December 31, 2003			
Basic earnings per common share – income available to common shareholders	$ 655,091	470,904	$ 1.39
Effect of assumed conversion of dilutive stock options	-	19,357	
Diluted earnings per common share	$ 655,091	490,261	$ 1.34

NOTE 16 – EARNINGS PER SHARE – (continued)

	Net Income (Numerator)	Average Shares (Denominator)	Per Share Amount
December 31, 2002			
Basic earnings per common share – income available to common shareholders	$ 521,005	470,236	$ 1.11
Effect of assumed conversion of dilutive stock options	-	6,575	
Diluted earnings per common share	$ 521,005	476,811	$ 1.09
December 31, 2001			
Basic earnings per common share – income available to common shareholders	$ 304,958	430,780	$ 0.71
Effect of assumed conversion of dilutive stock options	-	1,797	
Diluted earnings per common share	$ 304,958	432,577	$ 0.70

NOTE 17 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table estimates fair values and the related carrying values of the Bank's financial instruments at December 31, 2003:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 2,185,435	$ 2,185,435
Investment securities available-for-sale, at fair value	$ 16,447,617	$ 16,447,617
Federal Home Loan Bank stock	$ 737,400	$ 737,400
Loans, net of allowance for loan losses and unearned income	$ 86,071,464	$ 85,554,464

NOTE 17 – FAIR VALUES OF FINANCIAL INSTRUMENTS – (continued)

	Carrying Amount	Estimated Fair Value
Financial liabilities:		
Demand deposits, money market accounts, and savings deposits	$ 40,018,536	$40,018,536
Time deposits	$ 29,775,246	$29,882,246
Repurchase agreements	$ 6,226,632	$ 6,226,632
Federal funds purchased	$ 2,715,000	$ 2,715,000
Federal Home Loan Bank borrowings	$ 18,500,000	$18,861,000
Trust Preferred Securities	$ 3,000,000	$ 3,000,000

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to dispose of such items at December 31, 2003, the estimated fair values would necessarily be achieved at that date, since market values may differ depending on various circumstances. The estimated fair value at December 31, 2003, should not necessarily be relied upon at subsequent dates.

In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also nonfinancial instruments typically not recognized in the consolidated financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 18 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 18 – REGULATORY MATTERS – (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from their regulatory agencies, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes may have changed the institutions' category.

The following tables present selected capital information for the Company and the Bank as of December 31, 2003 and 2002:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Columbia Commercial Bancorp	$10,021	10.2%	$ 7,843	≥8%	N/A	N/A
Columbia Community Bank	$ 9,858	10.1%	$ 7,835	≥8%	$ 9,794	≥10 %
Tier 1 capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 9,033	9.2%	$ 3,922	≥4%	N/A	N/A
Columbia Community Bank	$ 8,870	9.1%	$ 3,918	≥4%	$ 5,877	≥6%
Tier 1 capital to average assets:						
Columbia Commercial Bancorp	$ 9,033	8.7%	$ 4,155	≥4%	N/A	N/A
Columbia Community Bank	$ 8,870	8.5%	$ 4,151	≥4%	$ 5,189	≥5%

NOTE 18 – REGULATORY MATTERS – (continued)

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002 (dollars in thousands)						
Total capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 6,102	10.3%	$ 4,747	≥8%	N/A	N/A
Columbia Community Bank	$ 6,083	10.3%	$ 4,747	≥8%	$ 5,934	≥10 %
Tier 1 capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 5,377	9.1%	$ 2,373	≥4%	N/A	N/A
Columbia Community Bank	$ 5,358	9.0%	$ 2,373	≥4%	$ 3,560	≥6%
Tier 1 capital to average assets:						
Columbia Commercial Bancorp	$ 5,377	7.7%	$ 2,797	≥4%	N/A	N/A
Columbia Community Bank	$ 5,358	7.7%	$ 2,797	≥4%	$ 3,496	≥5%

PART III EXHIBITS

Item 1. Index to Exhibits

Exhibit Number	Description	Sequential Page Number
1.1	Placement Agent Agreement with D. A. Davidson & Co.**	
2.1	Articles of Incorporation of Columbia Commercial Bancorp**	
2.2	Bylaws of Columbia Commercial Bancorp**	
2.3	Bylaw Amendments*	99
3.1	Form of Acknowledgement of Shares Purchased*	108
4.1	Form of Subscription Agreement – Shares sold by Columbia Commercial Bancorp*	109
4.2	Form of Subscription Agreement – Shares sold by D. A. Davidson & Co.*	112
6.1	1999 Stock Option Plan, as amended**	
6.2	Form of Nonqualified Stock Option Agreement**	
6.3	Form of Incentive Stock Option**	
6.4	2004 Stock Incentive Plan**	
6.5	Form of Restricted Stock Agreement**	
6.6	Employment Agreement with Rick A. Roby**	
6.7	Deferred Compensation Agreement with Rick A. Roby**	
6.8	Employment Agreement with Frederick S. Johnson**	
6.9	Employment Agreement with Randy V. Blake**	
6.10	Lease Agreement with WARZ Investments, LLC (Hillsboro) dated March 22, 2004**	
6.11	Lease Agreement with Paul W. & Linda L. Moody (Beaverton)**	
6.12	Lease Agreement with Gene D & Sue A. Horton (Forest Grove)**	
6.13	Revolving Credit Agreement with US Bank**	
6.14	Lease Agreement with WARZ Investments, LLC (Hillsboro) dated March 3, 1998**	
6.15	Multitenant Office Lease Agreement with Opus Real Estate Oregon IV, L.L.C. (Durham)**	
10.1	Consent of Independent Certified Public Accountants*	114
10.2	Consent of Legal Counsel (included in legal opinion – filed as Exhibit 11.1)*	
10.3	Consent and Certification of D.A. Davidson & Co.**	
10.4	Consent of Independent Consultant**	
11.1	Opinion of Foster Pepper Tooze LLP regarding legality of shares*	115
13.1	Solicitation of Interest Letter to Shareholders**	
13.2	Solicitation of Interest Letter to Customers**	
15	Power of Attorney**	

*Filed herewith
** Previously filed

COLUMBIA COMMERCIAL BANCORP

Resolutions of the Board of Directors

WHEREAS, ORS 60.154 under the Oregon Business Corporations Act permits the issuance of shares without stock certificates provided that the articles of incorporation or bylaws do not otherwise require stock certificates;

WHEREAS, the Company's Bylaws require that all shares be represented by stock certificates;

WHEREAS, the Board of Directors has determined that it is in the Company's best interest to no longer issue stock certificates;

THEREFORE BE IT RESOLVED, that Section 4.1 of the Company's Bylaws is hereby amended to read in its entirety:

> "Section 4.1. Certificates. The Corporation may issue stock and other securities without certificates provided that within a reasonable time after the issue or transfer of stock and or other securities not represented by certificates, the Corporation shall send the shareholder a written statement of the information required on certificates under the Oregon Business Corporations Act."

FURTHER RESOLVED, that Section 4.2 of the Company's Bylaws is hereby amended to delete the second sentence thereunder;

FURTHER RESOLVED, that Section 4.3 of the Company's Bylaws is hereby amended to add the following sentence to the end of the text currently contained in that section:

> "Stock which is not represented by a certificate may be transferred only by delivery of a written assignment of the stock or a power of attorney to sell, assign, or transfer the stock, signed by the person designated on the Corporation's records as the owner of the stock."

FURTHER RESOLVED, that the second sentence of Section 4.4 of the Company's Bylaws is hereby amended to read: "Each stock certificate or written statement acknowledging ownership of shares shall bear a legend to that effect in substantially the following form:";

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendments shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's Form 1-A, a preliminary version of which has been filed with the Securities and Exchange Commission ("SEC"), shall be amended to reflect the permissible issuance of stock without certificates and that such other amendments of the Form 1-A, as determined appropriate by the Company's officers on the advice of legal counsel, shall be made and filed with the SEC and with those state securities regulators where the Form 1-A has been filed;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The foregoing resolutions were duly adopted by the Board of Directors of Columbia Commercial Bancorp on October 13, 2004.

Randy Blake, Corporate Secretary

COLUMBIA COMMERCIAL BANCORP

Consent Resolutions of the Board of Directors

The Board of Directors of Columbia Commercial Bancorp desires to take the action set forth herein without a duly and legally called meeting. Section 60.341 of the Oregon Business Corporation Act provides that any action that may be taken at a meeting of directors may be taken without a meeting, provided that the directors unanimously consent in writing to such action.

WHEREAS, the Company's Bylaws currently limit the number of shareholders of record to fewer than 500 and provide that any stock transfer that will have the effect of causing the Company to have 500 or more shareholders of record is invalid;

WHEREAS, the Board of Directors desires to have D.A. Davidson & Co. post quotes for the Company's stock on the OTC Bulletin Board and D.A. Davidson has requested as a prerequisite that the restriction on the number of shareholders be removed from the Bylaws;

THEREFORE BE IT RESOLVED, that the text of Section 4.4 of the Company's Bylaws shall be amended to read in its entirety:

"Section 4.4. RESERVED"

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendment or a copy of this resolution shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The undersigning constitute all of the members of the Company's Board of Directors. By signing below each agrees that these resolutions shall be effective as of December 3, 2004.

Rick Roby	Date 12/3/04	Donald B. Kane	Date
Anita M. Sharman	Date	Martin D. Quandt	Date
Patrick J. Culligan	Date	John C. Richards	Date
John M. Godsey, Jr.	Date	Joseph T. Rose	Date
James E. Wagenblast	Date		

COLUMBIA COMMERCIAL BANCORP

Consent Resolutions of the Board of Directors

The Board of Directors of Columbia Commercial Bancorp desires to take the action set forth herein without a duly and legally called meeting. Section 60.341 of the Oregon Business Corporation Act provides that any action that may be taken at a meeting of directors may be taken without a meeting, provided that the directors unanimously consent in writing to such action.

WHEREAS, the Company's Bylaws currently limit the number of shareholders of record to fewer than 500 and provide that any stock transfer that will have the effect of causing the Company to have 500 or more shareholders of record is invalid;

WHEREAS, the Board of Directors desires to have D.A. Davidson & Co. post quotes for the Company's stock on the OTC Bulletin Board and D.A. Davidson has requested as a prerequisite that the restriction on the number of shareholders be removed from the Bylaws;

THEREFORE BE IT RESOLVED, that the text of Section 4.4 of the Company's Bylaws shall be amended to read in its entirety:

"Section 4.4. RESERVED"

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendment or a copy of this resolution shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The undersigning constitute all of the members of the Company's Board of Directors. By signing below each agrees that these resolutions shall be effective as of December 3, 2004.

Rick Roby	Date	Donald B. Kane	Date
Anita M. Sharman	Date 12/3/04	Martin D. Quandt	Date
Patrick J. Culligan	Date	John C. Richards	Date
John M. Godsey, Jr.	Date	Joseph T. Rose	Date
James E. Wagenblast	Date		

50002073.01

COLUMBIA COMMERCIAL BANCORP

Consent Resolutions of the Board of Directors

The Board of Directors of Columbia Commercial Bancorp desires to take the action set forth herein without a duly and legally called meeting. Section 60.341 of the Oregon Business Corporation Act provides that any action that may be taken at a meeting of directors may be taken without a meeting, provided that the directors unanimously consent in writing to such action.

WHEREAS, the Company's Bylaws currently limit the number of shareholders of record to fewer than 500 and provide that any stock transfer that will have the effect of causing the Company to have 500 or more shareholders of record is invalid;

WHEREAS, the Board of Directors desires to have D.A. Davidson & Co. post quotes for the Company's stock on the OTC Bulletin Board and D.A. Davidson has requested as a prerequisite that the restriction on the number of shareholders be removed from the Bylaws;

THEREFORE BE IT RESOLVED, that the text of Section 4.4 of the Company's Bylaws shall be amended to read in its entirety:

"Section 4.4. RESERVED"

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendment or a copy of this resolution shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The undersigning constitute all of the members of the Company's Board of Directors. By signing below each agrees that these resolutions shall be effective as of December 3, 2004.

Rick Roby	Date	Donald B. Kane	Date
Anita M. Sharman	Date	Martin D. Quandt	Date
Patrick J. Culligan	Date	John C. Richards	Date
[signature] John M. Godsey, Jr.	12/3/04 Date	Joseph T. Rose	Date
James E. Wagenblast	Date		

COLUMBIA COMMERCIAL BANCORP

Consent Resolutions of the Board of Directors

The Board of Directors of Columbia Commercial Bancorp desires to take the action set forth herein without a duly and legally called meeting. Section 60.341 of the Oregon Business Corporation Act provides that any action that may be taken at a meeting of directors may be taken without a meeting, provided that the directors unanimously consent in writing to such action.

WHEREAS, the Company's Bylaws currently limit the number of shareholders of record to fewer than 500 and provide that any stock transfer that will have the effect of causing the Company to have 500 or more shareholders of record is invalid;

WHEREAS, the Board of Directors desires to have D.A. Davidson & Co. post quotes for the Company's stock on the OTC Bulletin Board and D.A. Davidson has requested as a prerequisite that the restriction on the number of shareholders be removed from the Bylaws;

THEREFORE BE IT RESOLVED, that the text of Section 4.4 of the Company's Bylaws shall be amended to read in its entirety:

"Section 4.4. RESERVED"

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendment or a copy of this resolution shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The undersigning constitute all of the members of the Company's Board of Directors. By signing below each agrees that these resolutions shall be effective as of December 3, 2004.

Rick Roby	Date	Donald B. Kane	Date
Anita M. Sharman	Date	Martin D. Quandt	Date
Patrick J. Culligan	Date	John C. Richards	Date
John M. Godsey, Jr.	Date	Joseph T. Rose	12-3-04 Date
James E. Wagenblast	12-3-04 Date		

30092003.01

COLUMBIA COMMERCIAL BANCORP

Consent Resolutions of the Board of Directors

The Board of Directors of Columbia Commercial Bancorp desires to take the action set forth herein without a duly and legally called meeting. Section 60.341 of the Oregon Business Corporation Act provides that any action that may be taken at a meeting of directors may be taken without a meeting, provided that the directors unanimously consent in writing to such action.

WHEREAS, the Company's Bylaws currently limit the number of shareholders of record to fewer than 500 and provide that any stock transfer that will have the effect of causing the Company to have 500 or more shareholders of record is invalid;

WHEREAS, the Board of Directors desires to have D.A. Davidson & Co. post quotes for the Company's stock on the OTC Bulletin Board and D.A. Davidson has requested as a prerequisite that the restriction on the number of shareholders be removed from the Bylaws;

THEREFORE BE IT RESOLVED, that the text of Section 4.4 of the Company's Bylaws shall be amended to read in its entirety:

"Section 4.4. RESERVED"

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendment or a copy of this resolution shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The undersigning constitute all of the members of the Company's Board of Directors. By signing below each agrees that these resolutions shall be effective as of December 3, 2004.

______________	____	[signature]	12/3/04
Rick Roby	Date	Donald B. Kane	Date
______________	____	______________	____
Anita M. Sharman	Date	Martin D. Quandt	Date
______________	____	______________	____
Patrick J. Culligan	Date	John C. Richards	Date
______________	____	______________	____
John M. Godsey, Jr.	Date	Joseph T. Rose	Date
______________	____		
James E. Wagenblast	Date		

COLUMBIA COMMERCIAL BANCORP

Consent Resolutions of the Board of Directors

The Board of Directors of Columbia Commercial Bancorp desires to take the action set forth herein without a duly and legally called meeting. Section 60.341 of the Oregon Business Corporation Act provides that any action that may be taken at a meeting of directors may be taken without a meeting, provided that the directors unanimously consent in writing to such action.

WHEREAS, the Company's Bylaws currently limit the number of shareholders of record to fewer than 500 and provide that any stock transfer that will have the effect of causing the Company to have 500 or more shareholders of record is invalid;

WHEREAS, the Board of Directors desires to have D.A. Davidson & Co. post quotes for the Company's stock on the OTC Bulletin Board and D.A. Davidson has requested as a prerequisite that the restriction on the number of shareholders be removed from the Bylaws;

THEREFORE BE IT RESOLVED, that the text of Section 4.4 of the Company's Bylaws shall be amended to read in its entirety:

"Section 4.4. RESERVED"

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendment or a copy of this resolution shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The undersigning constitute all of the members of the Company's Board of Directors. By signing below each agrees that these resolutions shall be effective as of December 3, 2004.

Rick Roby	Date	Donald B. Kane	Date
Anita M. Sharman	Date	Martin D. Quandt	Date 12/3/04
Patrick J. Culligan	Date	John C. Richards	Date
John M. Godsey, Jr.	Date	Joseph T. Rose	Date
James E. Wagenblast	Date		

3009200J 01

COLUMBIA COMMERCIAL BANCORP

Consent Resolutions of the Board of Directors

The Board of Directors of Columbia Commercial Bancorp desires to take the action set forth herein without a duly and legally called meeting. Section 60.341 of the Oregon Business Corporation Act provides that any action that may be taken at a meeting of directors may be taken without a meeting, provided that the directors unanimously consent in writing to such action.

WHEREAS, the Company's Bylaws currently limit the number of shareholders of record to fewer than 500 and provide that any stock transfer that will have the effect of causing the Company to have 500 or more shareholders of record is invalid;

WHEREAS, the Board of Directors desires to have D.A. Davidson & Co. post quotes for the Company's stock on the OTC Bulletin Board and D.A. Davidson has requested as a prerequisite that the restriction on the number of shareholders be removed from the Bylaws;

THEREFORE BE IT RESOLVED, that the text of Section 4.4 of the Company's Bylaws shall be amended to read in its entirety:

"Section 4.4. RESERVED"

FURTHER RESOLVED, that a revised set of Bylaws reflecting the foregoing amendment or a copy of this resolution shall be inserted in the corporate records;

FURTHER RESOLVED, that the Company's officers are hereby authorized to take such acts as required to accomplish the foregoing resolutions and that any such acts already taken by the officers are hereby ratified and confirmed.

The undersigning constitute all of the members of the Company's Board of Directors. By signing below each agrees that these resolutions shall be effective as of December 3, 2004.

Rick Roby	Date	Donald B. Kane	Date
Anita M. Sharman	Date	Martin D. Quandt	Date
Patrick J. Culligan	Date	John C. Richards	Date 12/3/04
John M. Godsey, Jr.	Date	Joseph T. Rose	Date
James E. Wagenblast	Date		

3009201J.01

ACKNOWLEDGMENT OF SHARES PURCHASED

COLUMBIA COMMERCIAL BANCORP
Incorporated Under the Laws of the State of Oregon

This acknowledges that ______________________ has purchased ____ shares of Common Stock, no par value, of Columbia Commercial Bancorp (the "Issuer"), which are registered on the stock transfer records of the Issuer as held of record by:

____
(exact name in which shares are registered)

These shares are not represented by a certificate.

The Issuer will furnish to the registered owner, on written request without charge, a full statement of the designations, relative rights, preferences, and limitations applicable to each class authorized to be issued by the Issuer, the variations in rights, preferences and limitations determined for each series, and the authority of the board of directors to determine variations for future series.

Witness the signatures of the duly authorized officers of the Issuer this ____ day of _____________, 200__.

______________________________	______________________________
Rick A. Roby, President	Randy Blake, Secretary

APPLICATION FOR SUBSCRIPTION OF COMMON STOCK

COLUMBIA COMMERCIAL BANCORP

(Page 1 of 1)

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON _________, 2004.

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of common stock of COLUMBIA COMMERCIAL BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Columbia Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of common stock is $20.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 1,000 shares and that the maximum number of shares I may beneficially own is 23,639, which is 5% of the shares outstanding prior to this offering (unless an exception to the minimum or maximum is otherwise authorized by the Company's Board of Directors).

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand that the Company's board of director may terminate the offering early or may extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
and return with full payment of subscription amount to:
Columbia Commercial Bancorp
314 East Main Street
Hillsboro, OR 97123
(503) 693-7500

SUBSCRIPTION AGREEMENT
COLUMBIA COMMERCIAL BANCORP
(Page 2 of 2)

Number of Shares ________ @ $20.00 per share = ____________________

The capital stock, when issued, will be registered as follows (***see instructions sheet***):

____

Address: Telephone: ____________________

________________________________ State of Residence: ______________

________________________________ Taxpayer I.D. (SSN)# ____________

________________________________ ________________________________
Subscriber's Signature Joint Subscriber's Signature

________________________________ ________________________________
Printed Name Printed Name

If Subscriber is an entity, indicate capacity of person signing: Date: ____________________

____

We will hold payment for your subscription in a segregated account until we have accepted or rejected the subscription, in whole or in part. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by a Columbia Commercial Bancorp representative. As soon as administratively possible after the closing of the offering, you will receive an acknowledgement of the shares purchased in this offering. Please note that we have the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entirely. If only a portion of your subscription is accepted you will receive acknowledgment of the number of shares issued and a refund for the balance of your purchase price.

COMPANY USE ONLY

The foregoing Application for Subscription of Common Stock is accepted for Columbia Commercial Bancorp.

Total Accepted Subscription Amount $____________________ (______________ shares)

Subscription # __________________________ By: ____________________________________

Date: ________________________________ Its ____________________________________

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT
COLUMBIA COMMERCIAL BANCORP

COMPLETING THE SUBSCRIPTION AGREEMENT:

1. The Offering calls for a minimum purchase of ONE THOUSAND (1,000) shares ($20,000), unless you are an existing shareholder or employee of the Company or the Bank.

2. When indicating how the stock should be registered, please, BY PRINTING CLEARLY, enter full name(s) and, if the name(s) are not those of individual(s), indicate the full legal name and type of organization involved (e.g., corporation, partnership, or trust). For qualified retirement plans, provide exact wording for ownership registration. For joint ownership, or transfers to minors, or for self-directed retirement plans, use the abbreviations and instructions set forth below:

   A. COM PRO -- Community Property (Note: Stock held as community property can be registered as "John Doe as COM PRO" and requires only one signature.)

   B. TEN COM -- Tenants in Common

   C. JT TEN -- Joint Tenants with Right of Survivorship

   D. Trustee Ownership should be registered as "John Doe, as Trustee of (Name of Trustor)".

   E. Custodian under Uniform Gifts to Minors Act should be registered as "(Custodian's Name) for (Minor's Name) under UGMA of (State)".

   F. SELF-DIRECTED RETIREMENT PLAN—Submit this Subscription Agreement to the plan trustee or custodian for execution. For further assistance please feel free to contact the Company. As always, consult your individual tax or legal advisor as to the specifics of your situation.

A stock certificate will be issued in the exact manner in which the Subscription Agreement is completed.

3. Payment of the subscription amount may be made by check, draft or money order payable to Columbia Commercial Bancorp.

4. Mail your Subscription Agreement and payment to Columbia Commercial Bancorp, 314 E. Main St., P.O. Box 725, Hillsboro, Oregon 97123-0725. If you prefer, you may deliver your Subscription Agreement and payment, during business hours (8:30 a.m. to 5:00 p.m.), to Columbia Commercial Bancorp, at the address noted above.

APPLICATION FOR SUBSCRIPTION OF COMMON STOCK

COLUMBIA COMMERCIAL BANCORP
314 East Main Street
Hillsboro, OR 97123

(Page 1 of 2)

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON ________, 2004.

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of common stock of COLUMBIA COMMERCIAL BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Columbia Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of common stock is $20.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 1,000 shares and that the maximum number of shares I may beneficially own is 23,639, which is 5% of the shares outstanding prior to this offering (unless an exception to the minimum or maximum is otherwise authorized by the Company's Board of Directors).

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand that the Company's board of director may terminate the offering early or extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
Retain the last copy for your records
and return the top three (3) copies to:
Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
406-791-7319 office, 406-791-7357 fax

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT

Number of Shares ____________________ @ $20.00 per share = $____________________

Date: ____________________

____
Print Account Title / Name

State of Residence/Domicile: ____________________

____
Print Account Title / Joint Name

Taxpayer ID #: ____________________

Address: ____________________

X____________________
Authorized Signature

____
(title if applicable)

X____________________
Authorized Joint Signature

____
(title if applicable)

PLEASE CHECK ONE OF THE FOLLOWING:

( ) I have an account with D.A. Davidson & Co. (Act #:____________)(AE name & #:________________(_______)

Unless you instruct your broker otherwise, your subscription amount will be deducted from the D.A. Davidson & Co. account indicated above. If you wish to have funds transferred from another source, please include with this Subscription Agreement those instructions.

( ) I do not have an existing account with D.A. Davidson & Co. and do not wish to open an account:

Please make your check payable to *Columbia Commercial Bancorp* and send your check, together with a signed Subscription Agreement to:

Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401

Name as it should appear on stock certificate (printed):

____

____

The proceeds of your subscription will he delivered to Columbia Commercial Bancorp to he held until it is accepted or rejected. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by a Columbia Commercial Bancorp representative. As soon as administratively possible after the closing of the offering, each shareholder will receive confirmation from Columbia Commercial Bancorp of the number of shares beneficially owned. Shares sold through D.A. Davidson & Co. will be held of record in its name. Please note that Columbia Commercial Bancorp has the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entirely. If only a portion of your subscription is accepted you will receive an acknowledgement for the number of shares issued and a refund for the balance of your purchase price.

The foregoing Application for Subscription of Common Stock is accepted for Columbia Commercial Bancorp.

Total Accepted Subscription Amount $____________________ (______________ shares)

Subscription # ____________________ By ____________________

Date:____________________ Its ____________________

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT 10.1

CONSENT OF INDEPENDENT ACCOUNTANTS UNDER REGULATION A

We hereby agree to the use in the Offering Circular constituting part of this Offering Statement (SEC file no. 24-10098) under the Regulation A exemption from the registration provisions of the 1933 Securities Act filed on December 7, 2004, of our report dated March 2, 2004, on the consolidated balance sheet of Columbia Commercial Bancorp as of December 31, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which appear in the Offering Circular.

Moss Adams LLP

Portland, Oregon
December 7, 2004

December 3, 2004

Board of Directors
Columbia Commercial Bancorp
314 E. Main St.
Hillsboro, Oregon 97123

Re: Offering of 250,000 Shares of Common Stock

Ladies and Gentlemen:

This firm has acted as counsel to Columbia Commercial Bancorp in connection with a proposed offering (the "Offering") of up to 250,000 shares of its common stock (the "Shares") pursuant to an Offering Statement (the "Offering Statement") on Form 1-A filed with the Securities and Exchange Commission.

In the course of our representation we have examined the Offering Statement, copies of the Articles of Incorporation, Bylaws, and excerpts of minutes of meetings of the Board of Directors of the Company. We have also received from officers of the Company certain other documents, corporate records, certificates and representations concerning factual matters. We have reviewed such documents and certificates, made such inquiries of public officials, and made such review of laws as we consider necessary for purposes of this opinion. We have relied as to matters of fact upon the above documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that under Oregon law, including the statutory provisions, all applicable provisions of the Oregon Constitution and reported decisions interpreting those laws, the Shares have been duly authorized by the Company, and that, when the Offering Statement is qualified by the Securities and Exchange Commission, applicable state "blue sky" securities laws have been complied with, and the Company has issued the Shares in the manner described in the Offering Statement, the Shares will be validly issued, fully paid and non-assessable.

ANCHORAGE PORTLAND SEATTLE SPOKANE

601 SW Second Avenue / Suite 1800 / Portland, OR 97204.3171 / 503.221.0607 / FAX 503.221.1510

This opinion is limited to the laws of the State of Oregon and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

We consent to the use of this opinion as an exhibit to the Offering Statement and to any required filings made with any applicable state securities regulatory authority, and we consent to the reference to our name under the caption "Legal Matters" in the offering circular forming a part of the Offering Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

Foster Pepper Tooze LLP

FOSTER PEPPER TOOZE LLP

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on December 3, 2004.

Columbia Commercial Bancorp

By: ______________________
Rick A. Roby, President and Chief Executive Officer

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on December__, 2004.

Signature	Capacity
______________________ Rick A. Roby	President, Chief Executive Officer and Director (Principal Executive Officer)
______________________ Randy V. Blake	Chief Financial Officer and Vice President Columbia Community Bank (Principal Financial and Accounting Officer)
* Anita M. Sharman	Director
* Patrick J. Culligan	Director
* John M. Godsey, Jr.	Director
* Donald B. Kane	Director

* Director

Martin D. Quandt

* Director

John C. Richards

* Director

Joseph T. Rose

* Director

James E. Wagenblast*

*

By: Rick Roby as Attorney-in-fact